9/20


03022956

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Glanbia

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4734 FISCAL YEAR 1-4-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 6/23/03


glanbia
a recipe for success
annual report 2002

ingredients:

Serves millions world-wide

take
- **6,400 people**
- **with vision**
- **blend in fresh ideas**
- **with energy**
- **add a commitment to healthy living**
- **prepare great products**
- **and serve to consumers world-wide**


Friends
Special Olympics
World Games
Ireland 2003

Glanbia plc is an international dairy, consumer foods and nutritional products company. With a growing reputation for innovation and advanced manufacturing processes, the Group is one of the world's leading cheese manufacturers and suppliers of dairy-based nutritional ingredients, as well as being a major European dairy processor. Glanbia enjoys key positions in its chosen markets, including:

- Top 4 producer of American type cheddar in USA
- Top cheese producer in UK-Ireland region
- No.1 pizza cheese producer in Europe (in joint venture with Leprino Foods)
- Leading global supplier of advanced technology whey proteins and fractions
- Ireland's leading dairy processor
- Irish market leader in fresh milk and fresh dairy products – yogurts, fromage frais
- Top Irish and major UK pigmeat processor

Glanbia's corporate goal is to build its international relevance in cheese, nutritional ingredients and in consumer foods with a nutritional emphasis.

Financial Highlights

71.8

Profit before exceptional items and tax

(EURO million)



58.5
53.7
66.6
71.8
1999
2000
2001
2002

3.9

Operating margin

(%)



3.7
3.4
3.6
3.9
1999
2000
2001
2002

17.4

Adjusted earnings per share

(cent)



11.4
11.6
15.9
17.4
1999
2000
2001
2002

176.3

Year end net debt

(EURO million)

336.6 294.0 242.7 176.3

1999 2000 2001 2002

1.2

Year end net debt/EBITDA

(times)



2.4
2.1
1.6
1.2
1999
2000
2001
2002

4.6

Interest cover

(times)



2.7
2.9
3.5
4.6
1999
2000
2001
2002



Glanbia is extremely fortunate to have staff of such high calibre and commitment throughout the organisation. Success generally follows when a sense of purpose and common values are shared by every member of the team from the Boardroom to the final deliverer of products to customers. In Glanbia, our shared values of Be the best, Find a better way, Pride in what we do and People matter, have become the foundations of our future growth. Our self-belief has helped us to reshape this company and we face the future with confidence.

Tony Plunkett Group HR Director

take 6,400 people,



The benefit of experience
The collective product and market knowledge of the Glanbia team benefits our consumers. Increased focus on our intellectual capital together with a thorough reassessment of Group business processes is ensuring we meet consumer needs and market expectations.

Your company, Glanbia plc, has evolved into a focused international dairy, consumer foods and nutritional products company, with a growing emphasis on cheese manufacturing and the development of dairy-based nutritional solutions in ingredient and consumer-ready form.

with vision,

Today, we rank among the world's leading cheesemakers with an annual production exceeding 280,000 tonnes, and among Europe's major dairy processors. We are also a leading global producer of dairy-based nutritional ingredients.

We continue to have significant pigmeat processing activities in Ireland and the UK and Agribusiness interests in Ireland, which are important cash generators to fund our growth. Overall, we employ approximately 6,400 staff in Ireland, UK and the USA.

I am pleased to report to shareholders that Glanbia has continued to make solid progress in 2002, with further growth achieved in profits before tax and exceptional items and in adjusted earnings per share.

We also continue to strengthen the Group's financial position – net bank borrowings continued to decline, dropping significantly by 27.3% in 2002. This in turn led to lower interest costs and continued improvement in our important financial ratios such as interest cover and year-end net debt to EBITDA (Earnings before interest, tax, depreciation, amortisation of goodwill and exceptional items).

Overall we had some very strong performances, particularly in the Consumer Foods division which increased profitability by 133.4%. USA operations and Agribusiness had satisfactory performances. However, the weakest international dairy market conditions in ten years impacted Irish dairy food ingredient operations.

Following a strategic review, we decided to exit the UK consumer meats and foodservice distribution businesses. The 2002 accounts show exceptional charges associated with these developments.

Overall, Glanbia is well positioned going into 2003. We are better focused around core operations with good cash generating capabilities. Our focus in 2003 will be on delivering growth in nutritional ingredients and consumer foods. We will also seek to continue to improve overall performance and build our margins.

Results

Glanbia's 2002 performance principally reflects enhanced profitability of Consumer Foods and a satisfactory performance in USA operations and Agribusiness, which substantially offset the impact of weak international dairy markets on Irish dairy food ingredient operations. The results also reflect the exit from UK consumer meats and foodservice distribution in 2002.

Arising from these developments, Group turnover in 2002 was €2,316.74m (2001: €2,625.41m). Operating margins improved to 3.9% (2001: 3.6%). Operating profit (including share of operating profit of joint ventures & associates) decreased marginally (-1.8%) to €91.54m (2001: €93.23m).

Profit before exceptional items and tax increased by 7.8% to €71.81m (2001: €66.60m), as the Group continued to benefit from good cash management.

A net exceptional charge for the period of €79.92m arises primarily from continued refocusing of operations around group strategy. It includes the closure of the UK consumer meats business and the sale of the UK foodservice distribution operation, details of which were previously announced to the market on 13 May 2002 and 22 July 2002 respectively.

Adjusted earnings per share increased by 10.0% to 17.44c (2001: 15.85c). The FRS 3 loss per share was 10.06c (2001: FRS 3 profit per share 13.71c).

Glanbia's financial position has been further strengthened during the year, as the Group benefited from improved operating performance and good cash flows.

As indicated, net bank borrowings declined to €176.31m (2001: €242.66m). The ratio of year-end net debt to EBITDA is 1.22 (2001: 1.63).

The interest charge for the year (including share of joint ventures & associates) declined by 25.9% to €19.73m (2002: €26.63m) reflecting lower overall borrowings and continued improvements in working capital utilisation. Interest cover was 4.6 times compared to 3.5 times in 2001. Non-equity minority interest charge, which related to Preferred Securities and Preference Shares, amounted to €12.62m (2001: €13.04m).



Interest Cover
(times)



Net Borrowings
(down)



Annual Cheese Production
(tonnes)

Equity shareholders' funds increased by 7.6% to €181.30m (2001: €168.55m), despite the impact arising from the exit from non-core activities in 2002.

Dividend
A final dividend of 2.80c per share is proposed (2001: 2.66c), giving a total dividend for the year of 4.76c per share (2001: 4.53c), an increase of 5.1%. Irish dividend withholding tax will be deducted at the standard rate where applicable.

Board
Jerry Liston was appointed as a non-executive Director of the Company in June 2002. Since year end, Kevin Toland, Chief Executive of the Consumer Foods Division, was appointed an executive Director of the Company.

Strategy
Glanbia's corporate goal is to become the most relevant player in international cheese, nutritional ingredients and consumer foods with a nutritional emphasis. This will build on our many strengths and heritage in the international dairy sector and will focus tightly around:

- Capitalising on our major presence in international cheese and our ability to optimise whey stream value;
- Building our technology leadership in developing nutrition solutions;
- Building on our relationships with key global customers through tailored solutions;
- Investing in intellectual capital as well as tangible assets.

In addition the Group is committed to advancing our position in consumer foods in the UK and Ireland.

Other business units will continue to play a key role as cash generators to support our growth strategy.

During 2002 a number of initiatives were progressed in line with corporate strategy:

- The Group continued with its process of refocusing operations around core strategic activities and exited from UK foodservice distribution and UK consumer meats;
- Further capacity was added to Provon™ whey protein isolate and Bioferrin™ lactoferrin production in response to market demand;
- A new research and development facility was opened in Twin Falls, Idaho which will spearhead the development of new formulations and applications of dairy-based nutritional ingredients. The Group has also embarked on clinical trials on the functional benefits of specific formulations. In addition, innovation activity across the Group has been increased to expand our pipeline of new products;
- A new business unit has been established which will drive Glanbia's global nutrition activities, which previously were spread across a range of businesses;
- Finally, the introduction to Europe of proprietary Leprino pizza cheese technology is well advanced through a Stg£22m investment programme in Glanbia Cheese in Llangefni, Wales and Magheralin in Northern Ireland.

Outlook
Glanbia continued to make solid progress in 2002 in improving overall performance and reducing borrowings.

The primary focus in 2003 is on growth, leveraging the benefits we have achieved in our operational and financial base.

We believe that we will continue to make good progress operationally, strategically and financially in 2003.

Appreciation
I want to thank our customers and shareholders for their continued support of the company. I also want to thank Group Managing Director, John Moloney, the management team and all of our employees for their hard work and contribution to Glanbia's success in 2002.

Tom Corcoran

Tom Corcoran
Chairman

blend in **fresh** ideas,

Breakthrough ideas, which unlock new sources of profit for Glanbia based on a critical consumer insight, are the focus of our innovation activities. We have upscaled the Group's capabilities and investment in deepening our understanding and insights into changing consumer lifestyles, motivations and concerns. From this deeper knowledge and empathy, we are creating new food solutions in consumer-ready and ingredient form and fast-tracking their introduction through enhanced development processes.

Peadar Hegarty Consumer Marketing Director



Understanding consumers
Extensive consumer segmentation studies by Glanbia researchers have enabled product development activities which meet identified needs of defined consumer groupings. For instance, for families with growing children, Glanbia is expanding its range of products which address parent concerns over nutrition and offer children a fun experience.


Frubes
Strawberry

Consumer Foods

Ireland: Glanbia Dairies, Ireland's leading supplier of liquid milk under the Avonmore and Premier brands

Glanbia Foods, Ireland's leading producer and marketer of chilled dairy foods, under the Yoplait, Avonmore and Kilmeaden brands

Glanbia Meats, Ireland's leading pigmeat processor, serving domestic and export markets

UK: Glanbia Foods UK, No.2 supplier of cheddar and territorial cheese to UK retail and foodservice markets

Glanbia Cheese, Joint Venture company with Leprino Foods (USA) which is Europe's No.1 pizza cheese supplier

Glanbia Fresh Meats, Major supplier of value added fresh pork products to the UK retail sector


Consumer Foods Turnover
(EURO million)
-13.5%
1.5
1.0
0.5
0.0
1,358.0
1,175.1
2001
2002


Consumer Foods Operating Profit
(EURO million)
+133.4%
60.0
40.0
20.0
0.0
20.4
47.6
2001
2002

with **energy,**

Overview

Glanbia has delivered on its promise to shareholders to further strengthen Group operational and financial performance during 2002.

Continued profit growth in our consumer foods and nutritional ingredients activities boosted operating margins. Our financial position also improved significantly. Glanbia is now better focused following restructuring and a progressive exit from non-core businesses.

Our 2003 priority is on delivering growth in particular in cheese, nutritional ingredients and in consumer foods with a nutritional emphasis. We believe that Glanbia will continue to make good progress in 2003.

Consumer Foods

Glanbia's Consumer Foods businesses hold key market positions principally supplying valued-added products in the UK, Ireland and Continental Europe. This division had a much improved overall performance in 2002, benefiting from enhanced operational efficiencies in key businesses, new nutritional product introductions and the withdrawal during the year from certain under performing business activities. Operating profit improved significantly (+133.4%) to €47.59m (2001: €20.39m) and operating margin also improved to 4.1% (2001: 1.5%).

Overall turnover declined to €1,175.11m (2001: €1,358.05m), as sales increases in most business units were offset by the exit from UK consumer meats and foodservice distribution activities as well as reduced Irish pork sales due to the fire in the Roosky processing facility. Turnover in Ireland was €496.63m (2001: €549.77m) and in the UK was €678.48m (2001: €808.28m).

In 2002 Consumer Foods accounted for 50.7% of the Group's turnover and 52.0% of the Group's operating profit. The division is comprised of the following businesses:

Glanbia Dairies is Ireland's leading supplier of branded and value-added liquid milk products. This business had a satisfactory overall performance in a highly competitive marketplace, benefiting from strong brand support, enhanced operating efficiencies and continued focus on innovation and market development. Plans are well advanced for the introduction of a new range of milk-based nutritional and functional beverages in 2003, including Milk Plus, a new probiotic milk drink which was launched in February.

Glanbia Foods Ireland is the market leading supplier of fresh dairy products, cheese, soups and spreads principally under the Yoplait, Avonmore and Kilmeaden brands. This business had a strong performance during 2002 with good volume growth and expansion into new value-added segments. This supported market share gains in all core categories. The business is a key player in the development and supply of functional foods to meet emerging consumer needs, including the award winning Yoplait Everybody probiotic yogurt drink which performed strongly in its launch year in a rapidly growing market segment. Further important new nutritional product introductions are underway.

Glanbia Foods UK is Britain's second largest producer of cheddar, stilton and British territorial cheese, supplying the retail and foodservice sectors. The business performed satisfactorily in a highly competitive market, with strong sales volumes and enhanced operating efficiencies.

Glanbia Cheese, the Group's pizza cheese joint venture with Leprino Foods, is Europe's leading producer of mozzarella for the pizza sector, comprising quick service restaurants and frozen pizza manufacturers. This business had a good performance in 2002, significantly outperforming the market which expanded by 5%. It benefited from very strong volume growth and good operational efficiencies associated with the introduction of new processing technologies and capacity expansion. Further significant investment is underway in this business in 2003.

UK fresh pork operations had a satisfactory operating performance in a difficult period

Dairy Food Ingredients

USA: Leading producer of American cheddar-type cheese in scale operations

Development and marketing of advanced dairy-based nutritional ingredients for USA, Asian and European markets

Ireland: Ireland's largest dairy processor manufacturing a portfolio of value-added dairy products and food ingredients, including cheese, casein and whey proteins, butter, formulated products, cream base

New Joint Venture with Conaprole of Uruguay announced serving Latin America



Dairy Food Ingredients Turnover
(EURO million)
-11.3%
1.2
1.0
0.8
0.6
1,025.5
910.1
2001
2002



Dairy Food Ingredients Operating Profit
(EURO million)
-49.3%
60.0
40.0
20.0
0.0
59.4
30.1
2001
2002

for the UK pigmeat sector due to declining pig numbers in Great Britain. In Ireland, fresh pork operations had a good performance in the context of the major fire at the Roosky facility in May.

As previously indicated, in July 2002, Glanbia closed its UK consumer meats business following a strategic review and sold its UK foodservice distribution operation. Glanbia continues to be a major food supplier to the UK foodservice sector and has grown sales of cheese and other dairy products in the second half of 2002.

Dairy Food Ingredients
The Dairy Food Ingredients division enjoys strategic market positions as a major dairy processor in Ireland and the USA, supplying cheese, nutritional products and dairy-based ingredients to markets world-wide.

A strong volume performance was achieved and good progress continued to be made in the development of the USA whey technology based nutrition business, which increased sales by 17%, and US cheese volumes also grew strongly.

Weak international dairy markets throughout 2002, which contrasted sharply with the buoyant market conditions experienced in 2001, significantly reduced the profitability of Irish operations.

Arising from these conditions, divisional operating profit declined to €30.05m (2001: €59.42m). The operating margin was 3.3% (2001: 5.8%). Turnover was reduced to €910.08m compared to €1,025.54m in 2001. In the USA, while operating margins were maintained, turnover was reduced to €466.34m (2001: €553.80m), reflecting a significant reduction in cheese prices during 2002. Turnover in Ireland was €443.74m (2001: €471.74m). Overall, the division accounted for 39.3% of the Group's turnover and 32.8% of the Group's operating profit.

Glanbia Ingredients in Ireland accounts for 19.2% of total Group sales. It is the country's largest dairy processor, utilising over 30% of the national manufacturing milk pool. Modern large scale facilities in three strategic locations produce a wide portfolio of cheese, protein, butterfat based and formulated products and export over 95% of output to European, North and South American, African and Asian markets. This business performed well in volume sales of protein products, cheese, formulated products and cream base for Baileys. However, as stated, overall results were significantly impacted by weak international market conditions and margin pressure arising from an imbalance between raw material costs and market returns. Weak market conditions are persisting into 2003. >



The nutrition market is more than a place where products vie for consumer attention and uptake. It is a place of creativity and innovation driven by a vision of healthier, happier lifestyles, assisted by evidence-based nutritional products. Through our nutritional ingredients activities and increasingly through the provision of consumer nutritional products, Glanbia is committed to helping achieve that vision.

Jerry O'Dea CEO, Glanbia Nutritionals

add a commitment to healthy living,



everybody
Yoplait
PLUS
15 VITAMINS
& MINERALS
PROBIOTIC
YOGURT DRINK
everybody
Yoplait
15
PLUS
15 VITAMINS
& MINERALS
RASPBERRY
& PASSION
FRUIT
PROBIOTIC
YOGURT DRINK

Everybody success
Yoplait everybody, the new probiotic yogurt drink developed by Glanbia, has enjoyed considerable success since its launch into a rapidly growing market segment. With LGG, the world's most clinically researched probiotic and 15 vitamins and minerals, everybody provides real functional benefits to health conscious consumers.

Agribusiness

Ireland:
Milk Assembly
Provender Milling
Farm Input Sales/Branch Network
Associates in fertiliser blending, malting, veterinary medicine distribution and port facilities


Agribusiness Turnover
(EURO million)
-4.3%
260
240
220
200
241.8
231.5
2001
2002


Agribusiness Operating Profit
(EURO million)
+3.7%
15
14
13
12
13.4
13.9
2001
2002

prepare great products,

In the USA, Glanbia is a leading producer of high value-added whey based nutritional ingredients for domestic, Asian and European markets. It is also one of the top producers of American cheddar-type cheese, supplying the food service, food processing and retail sectors. The business had a satisfactory performance in 2002, maintaining margins and delivering solid volume growth in a year when cheese prices weakened significantly.

Good progress was made in developing the nutritional ingredients business. In addition to a 17% increase in product sales, the Group expanded its R&D capability with the opening of a new research centre in Twin Falls, Idaho and commenced clinical trials of important new product formulations. Salibra™, a new bioactive whey product containing immunoglobulins and lactoferrin, was launched in 2002 into the intestinal health market. Further capacity was also added to Provon™ whey protein isolates and Bioferrin™ lactoferrin production during the year. Glanbia's international nutritional ingredients activities are now being brought to market via a separate, focused business unit established at the end of 2002, which will drive the Group's development activities in this important growth sector.

Since year-end Glanbia has announced a strategic joint venture with Conaprole of Uruguay to initially establish a sales and marketing company in Mexico, serving Central and South American markets. The new joint venture company will develop opportunities in the region for dairy ingredients manufactured by Glanbia in the EU and USA and by Conaprole in Uruguay.

Agribusiness

The Agribusiness division is one of Ireland's leading suppliers to the agricultural sector and plays a key role in underpinning the quality and traceability of Glanbia's Irish dairy products. It is engaged in milk assembly and quality management, animal feed production, the supply of farm inputs via a comprehensive branch network, grain assembly and marketing and pig production.

The division performed well overall in the context of the difficult conditions prevailing in farming in Ireland during 2002. Feed sales improved compared to 2001 and fertiliser sales were also satisfactory in the context of poor weather conditions during the year. Further progress was also achieved in enhancing operating efficiencies in the division. While turnover declined somewhat to €231.55m (2001: €241.82m), operating profit improved marginally to €13.89m (2001: €13.43m). The operating margin was 6.0%. In 2002 the division accounted for 10.0% of the Group's turnover and 15.2% of the Group's operating profit.

Future Direction

The Chairman has reviewed Glanbia's strategic developments in 2002. The Group is well positioned to advance our growth strategy in 2003, with a focused operational base, available financial resources and clarity of strategic objectives. Our goal is to develop the Group's position in cheese, nutritional ingredients and consumer foods, with a nutritional emphasis.

Glanbia is already a major player in the global cheese market and we are one of the few to have significant market share in more than one world region. We are the fourth largest player in the American cheddar market in the USA, number one in pizza cheese in Europe through our associate company Glanbia Cheese and the largest cheesemakers in the UK-Ireland region.

Glanbia produces high added-value whey products such as fractionated proteins, milk minerals and advanced formulations. We serve American, Asian and European markets and have significant growth opportunities driven by the nutrition trend where products are increasingly consumed for specific or added nutritional benefits, arising from growing awareness of the link between diet and health. These take the form of fortified foods, dietary supplements, adult/infant nutrition, sports and medical nutrition.

In 2003 we will further advance our nutrition focus through investment in capacity expansion, intellectual capital and innovation. We will also seek to strengthen our overall position in this

In summary

(%) Group Turnover


50.7
39.3
10.0

(%) Group Operating Profit


52.0
32.8
15.2

- Consumer Foods
- Dairy Food Ingredients
- Agribusiness

sector by acquisition, where appropriate opportunities arise. We are also seeking to build our presence in the USA where the Group has enjoyed considerable success.

We continue with our investment programme in the European pizza cheese sector, building market, product and technology capabilities and leadership. The next phase of expansion of this business is also being assessed. Our pipeline of consumer nutritional solutions will see further new products being brought to market in 2003.

Finally, our recently announced joint venture in Latin America with Conaprole of Uruguay provides us with a platform to grow our presence in this important marketplace, which we will develop in 2003.

People

The quality and commitment of our people is critical to the future success of Glanbia, particularly as the company deepens its involvement in higher technology businesses. Our policy is to attract the best by providing a challenging and rewarding career including performance based remuneration and scope for career and personal development. Glanbia's graduate programme has resumed, attracting top graduates from universities in Ireland, UK and USA.

Overall, we are committed to providing equal opportunities for advancement regardless of nationality, ethnic, religious, marital, sexual, disability or age status.

Furthermore, Glanbia actively promotes an inclusive culture based around four core values of Be the best, Find a better way, Pride in what we do and People matter.

Corporate and Social Responsibility

Glanbia recognises the responsibility of business to conduct its activities with due regard for the common good and to seek to make a contribution to the betterment of society. The Group has embarked on a wide ranging Corporate Social Responsibility programme which will embrace all activities under a common CSR framework which addresses our impact on our environment, our communities, the marketplace and the workplace. This work is well advanced.

Glanbia has a proud tradition of supporting community and charitable causes, particularly around the communities in which we are based. Included in this is significant support for amateur sports such as the GAA in Ireland and active fund raising for essential services in our communities in Ireland, UK and USA. More recently the company's staff have become involved in Junior Achievement in Irish schools, which seeks to encourage an interest and aspiration among schoolchildren in the world of work and commerce. In 2003 Glanbia has become a significant financial sponsor of the 2003 Special Olympics World Games being held in Ireland in June, as well as providing product and supporting staff who will act as volunteers for the games.

It is estimated that the Group contributes €600,000 annually to community and charitable causes through its operations.

Appreciation

I want to thank the Board, management and staff for their support during the year. I believe that Glanbia made solid progress during 2002 and we are well positioned to grow the business significantly in the years ahead, benefiting all stakeholders.

John Moloney
Group Managing Director

and serve to **consumers** world-wide.

Glanbia sells a diverse range of products in over 40 countries world-wide. In some cases those products are high tech, high-value added, in other cases products are more basic but essential for sustaining life. Our aim is that all of our consumers will have a positive experience, benefiting from our quality systems and processes, the integrity of our supply base and the efficiency of our manufacturing operations. Glanbia means 'Pure Food' in gaelic and that is a commitment we take very seriously.

Colin Stump CEO, Glanbia Foods UK



Lifestage analysis
Glanbia's nutritional development activities focus on the different lifestage nutritional needs. For instance, Trucal, Glanbia's milk calcium ingredient, can be beneficial in promoting bone health. Salibra™, a bioactive whey concentrate, can be beneficial in promoting intestinal health. Both ingredients can be incorporated into foods, beverages and supplements.



1.22

Net debt/EBITDA

+66.4

Net Free Cash
(EURO million)

181.3

Equity Shareholders Funds
(EURO million)

Results

Growth in operating profit before tax and exceptional items of 7.8% to €71.81m, together with a further significant reduction in debt and strengthening of the Group's balance sheet are key highlights of the 2002 results.

Operating profit, including share of joint ventures and associates, was €91.54m, a reduction of 1.8% from 2001, delivered in a challenging operating environment. Details of divisional operating profit are given in the Group Managing Director's review on pages 8 to 13.

The Group's interest charge (including share of interest of joint venture and associates) decreased to €19.73m from €26.63m in 2001. Interest cover (operating profit to interest) improved to 4.6 times (compared to 3.5 times in 2001) while EBITDA interest cover was 7.3 times and the ratio of year end net debt to EBITDA was 1.22 times. Substantial improvement in financial ratios has been made in the last three years.

A net exceptional charge for the period of €79.92m arises primarily from the continued refocusing of operations around Group strategy. It included the closure of the UK consumer meats business and the sale of the UK foodservice distribution operation. Of this amount, €49.61m related to the write-back through the profit and loss account of goodwill previously written off to reserves, as required by accounting standards.

The disclosure requirements of FRS 17 – 'Retirement Benefits' are in note 32 to the financial statements. These disclosures show a net deficit of €73.23m as at the balance sheet date, driven mainly by the continued decline in equity investment performance. The Group is reviewing its options in relation to this FRS 17 position.

Taxation

The tax charge for the year was €7.94m, which represents an effective tax rate of 12.5% on taxable profits (having taken account of the tax deductibility of the dividend on the $100m preferred securities). This low tax rate reflects the mix of profits in the various tax jurisdictions in which the Group operates and in particular the impact of the Irish manufacturing rate of 10%.

Earnings per share and dividends

Adjusted earnings per share were 17.44c compared to 15.85c in 2001 – growth of 10.0%.

The total dividend per share for the year is 4.76c, an increase of 5.1% on the 2001 dividend.

Cash generation

Summary cash flows for 2002 and 2001 are set out opposite. Net cash generated amounted to €66.35m, resulting in a reduction in year end borrowings to €176.31m in 2002 from €242.66m in 2001. Year end debt has reduced by €253m since the end of 1997.

Capital expenditure for the year, net of disposals, amounted to €28.64m. The Group has applied €323m in capital investment in the last five years, including major expansions of the US facilities in Idaho and the food ingredients plant in Ballyragget.

The strengthening of the euro towards the end of 2002 resulted in a decrease of €16.43m in non-euro borrowings, shown as currency translation impact in the cash flow statement.

Non-equity minority interests

Non-equity minority interests of €132.16m (2001: €147.78m) comprise $100m preferred securities and €38.20m preference shares. The decrease of €15.62m in non-equity minority interest between 2001 and 2002 is primarily due to the weakening of the US dollar against the euro towards the end of 2002. Dividends paid to non-equity minority interests plus amortisation of issue costs during 2002 amounted to €12.62m.

Balance sheet

Equity shareholders' funds increased to €181.30m at the end of 2002 from €168.55m in 2001. Capital employed, including equity and non-equity minority interests, amounted to €320.44m at the end of 2002 compared to €322.76m in 2001. Net debt to capital employed was 55.0% compared to 75.2% in 2001, arising from the combination of a stronger balance sheet and lower debt.

Financial Instruments and Derivative Financial Instruments

The conduct of its ordinary business operations necessitates the holding and issuing of financial instruments and derivative financial instruments by the Group. The main risks arising from issuing, holding and managing these

Summary Cash Flows	2002 €'000	2001 €'000
Net cash inflow from operating activities	**126,558**	162,876
Returns on investments & servicing of finance		
Interest paid	**(20,236)**	(23,474)
Dividends paid to minority interest	**(11,813)**	(12,277)
Taxation	**(4,990)**	(2,057)
Capital expenditure and financial investment		
Purchase of fixed assets (net of grants received)	**(35,007)**	(43,722)
Disposal of fixed assets	**6,377**	3,283
Disposal of investments (net of purchases)	**10,705**	1,763
Acquisitions and disposals		
Purchase of subsidiary undertakings	**(677)**	(24,244)
Disposal of subsidiary undertakings	**1,184**	7,799
Termination of operation	**(8,648)**	-
Equity dividends paid	**(13,533)**	(12,887)
Change in net debt resulting from cash flows	**49,920**	57,060
Currency translation impact	**16,431**	(5,761)
Decrease in net borrowings	**66,351**	51,299
Net borrowings at start of year	**(242,659)**	(293,958)
Net borrowings at end of year	**(176,308)**	(242,659)

financial instruments typically include liquidity risk, interest rate risk and currency risk.

The Group approach is to centrally manage these risks against comprehensive policy guidelines. The Board agrees and regularly reviews these guidelines which are summarised below. These policies have remained unchanged during the past financial year.

The Group does not engage in holding or issuing speculative financial instruments or derivatives thereof.

The Group finances its operations by a mixture of retained profits, preference shares, preferred securities capital, long term private debt placement note agreements, medium and short term committed bank borrowings and uncommitted bank borrowings. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired effective currency profile and interest rate basis.

Currency risk

Although the Group is based in Ireland, it has significant investment in overseas operations in the UK and the USA.

As a result, the Group's euro balance sheet can be significantly affected by movements in sterling / euro and US dollar / euro exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or functional) currencies of its main operating units, thereby matching, to a reasonable extent, the currency of its borrowings with that of its assets. The Group regards goodwill as a foreign currency asset for this purpose.

The Group also has transactional currency exposures that arise from sales or purchases by an operating unit in currencies other than the unit's operating functional currency. The Group requires all its operating units to mitigate such currency exposures, by means of forward foreign currency contracts.

Liquidity risk

The Group's objective is to maintain a balance between the continuity of funding and flexibility through the use of borrowings with a range of maturities.

In order to preserve continuity of funding, the Group's policy is that, at a minimum, committed facilities should be available at all times to meet the full extent of its anticipated finance requirements, arising in the ordinary course of business, during the succeeding 12 month period. This means that at any time the lenders providing facilities in respect of this finance requirement are required to give at least 12 months notice of their intention to seek repayment of such facilities.

At the year end, the Group had multi-currency committed term facilities of €415m of which €150m was undrawn. The weighted average period to maturity of these facilities was 1.65 years.

Finance and interest rate risk

The Group's objective in relation to interest rate management is to minimise the impact of interest rate volatility on interest costs in order to protect reported profitability. This is achieved by determining a long term strategy against a number of policy guidelines, which focus on:
(a) the amount of floating rate indebtedness anticipated over such period and
(b) the consequent sensitivity of interest costs to interest rate movements on this indebtedness and the resultant impact on reported profitability.

The Group borrows at both fixed and floating rates of interest and uses interest rate swaps to manage the Group's exposure to interest rate fluctuations.

The numerical disclosures required under Financial Reporting Standard No.13 in relation to the above risks are set out in note 36 to the financial statements.

Summary

The Group continued to make substantial progress during 2002 in improving underlying operating performance and reducing borrowings.

Geoff Meagher
Group Financial Director

Directors and Advisors


Tom Corcoran


Michael Walsh


Liam Herlihy


John Moloney


Billy Murphy


Jim Gilsenan


Tom Heffernan


Chris Hill



Jerry Liston


John Miller

Non-Executive Directors

Thomas P Corcoran (aged 63) is Chairman of Glanbia plc. He was appointed to the Board in 1997 and was appointed Chairman in June 2000. He is also Chairman of Glanbia Co-operative Society Limited. He was formerly Chairman of Waterford Foods plc, having served as a non-executive Director since 1988. He is a Director of Irish Agricultural Wholesale Society Limited and Irish Co-operative Organisation Society Limited. He farms at Bohadoon, Dungarvan, Co. Waterford.

Liam Herlihy (aged 51) is Vice-Chairman of Glanbia plc. He was appointed Vice-Chairman of the Company in June 2001. He is also Vice-Chairman of Glanbia Co-operative Society Limited and a Director of Co-operative Animal Health Limited. He farms at Headborough, Knockanore, Tallow, Co. Waterford.

Michael J Walsh (aged 60) is Vice-Chairman of Glanbia plc. He was appointed Vice-Chairman of the Company in 1996. He is also Vice-Chairman of Glanbia Co-operative Society Limited and a Director of The Irish Dairy Board Co-operative Limited. He farms at Coolroe, Graiguenamanagh, Co. Kilkenny.

John E Callaghan, FCA, (aged 60) was appointed to the Board in 1998. He is Chairman of First Active plc and a Director of Rabobank Ireland plc. He was formerly Managing Partner of KPMG (Ireland) and Chief Executive of Fyffes plc.

Jerry V Liston, B.A., MBA, (aged 62) was appointed to the Board on 10 June 2002. He is Executive Chairman of the Michael Smurfit Graduate School of Business, University College Dublin and holds directorships in other companies. He was formerly Chief Executive of United Drug plc.

The following non-executive Directors are farmers and all are Directors of Glanbia Co-operative Society Limited: **Messrs HV Corbally, EP Fitzpatrick, JA Gilsenan, TP Heffernan, CL Hill, JJ Miller, M Parsons, EM Power, F Quigley, JV Quinlan and GE Stanley.**

Executive Directors

John J Moloney, B.Agr.Sc., MBA, (aged 48) is Group Managing Director since June 2001. He was appointed to the Board in 1997. He was appointed Deputy Group Managing Director in October 2000 and assumed the responsibilities of Chief Operating Officer in January 2001. He was formerly Chief Executive of Food Ingredients, a position he held since April 1999 and prior to that was Chief Executive of Food Ingredients Ireland from September 1997. He joined the Waterford Foods Group in 1987 and held a number of senior management positions including Head of the Agricultural Trading Division and Chief Executive of the Dairy Division. He previously worked with the Department of Agriculture, Food and Forestry and in the meat industry in Ireland. He is a Director of The Irish Dairy Board Co-operative Limited and Repak Limited.

William G Murphy, B. Comm, (aged 57) is Deputy Group Managing Director since June 2001 and Chief Executive of Dairy Food Ingredients since May 2001. He was formerly Chief Executive of Consumer Foods Ireland from January 2000. Prior to that, he was Chief Executive of the Agribusiness Division, a position he had held from 1984. He was appointed to the Board in 1989. Prior to joining the Group in 1977 he worked as a grain trader with Cargill Limited. He is a Director of IAWS Group plc and Irish Agricultural Wholesale Society Limited.

Geoffrey J Meagher, CPA, (aged 53) is Group Financial Director. He was appointed Group Financial Director in 1993. He joined the Group in 1975 and held a number of positions including that of Group Financial Controller. Prior to that he trained and worked with PricewaterhouseCoopers, Chartered Accountants (formerly practising as Coopers & Lybrand).

Kevin E Toland, FCMA, (aged 37) was appointed to the Board on 10 January 2003. He joined the Group in 1999 and is Chief Executive of the Consumer Foods Division, having previously held the position of Group Director of Strategy and Marketing. Prior to joining Glanbia, Mr Toland held a number of senior management positions with Coca-Cola Bottlers in Russia and with Diageo plc in Ireland and Central Europe.


Geoff Meagher


Kevin Toland


John Callaghan


Henry Corbally


Ned Fitzpatrick


Michael Parsons


Eamon Power


Frank Quigley


Victor Quinlan


Eric Stanley

Directors offering themselves for re-appointment

The following Directors are retiring by rotation in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-appointment:

Henry V Corbally (aged 48), Edward P Fitzpatrick (aged 54), James A Gilsenan (aged 43), Liam Herlihy (aged 51), Eamon M Power (aged 48), Frank Quigley (aged 60) and Michael J Walsh (aged 60).

In addition, Jerry V Liston (aged 62) and Kevin E Toland (aged 37), who were appointed to the Board since the last Annual General Meeting, retire in accordance with the Articles of Association of the Company, and being eligible, offer themselves for re-appointment.

All are farmers and are Directors of Glanbia Co-operative Society Limited with the exception of Jerry V Liston and Kevin E Toland.

Board Committees

Audit Committee

JE Callaghan - Chairman, TP Corcoran, L Herlihy, JV Liston, JJ Miller, EM Power, GE Stanley, MJ Walsh.

Remuneration Committee

TP Corcoran - Chairman, JE Callaghan, L Herlihy, JV Liston, MJ Walsh.

Nomination Committee

TP Corcoran - Chairman, JE Callaghan, L Herlihy, JV Liston, JJ Moloney, MJ Walsh.

Secretary and Registered Office

Siobhán Talbot, B.Comm, FCA,
Glanbia House, Kilkenny, Ireland.

Registrar and Transfer Office

Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland.
Telephone: +353 1 216 3100
Facsimile: +353 1 216 3151

Auditors

PricewaterhouseCoopers, Ballycar House, Newtown, Waterford, Ireland.

Principal Bankers

ABN AMRO Bank N.V., Allied Irish Banks, p.l.c., Bank of Ireland, BNP Paribas S.A., Barclays Bank PLC, Citibank, N.A., J.P. Morgan Chase & Co., Rabobank Ireland plc, Ulster Bank Markets Limited.

Solicitors

Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland.

Pinsent Curtis Biddle, 3 Colmore Circus, Birmingham B4 6BH, United Kingdom.

Stockbroker

J & E Davy, 49 Dawson Street, Dublin 2, Ireland.

Shareholder Enquiries

All shareholders' enquiries should be addressed to the Registrar.

Shareholders may check their accounts on the Company's Share Register by accessing the Company's website at www.glanbia.com, clicking on "For Investors" and "Shareholding Online". Shareholders may check their shareholdings, recent dividend payments details and can also download forms required to notify the Registrar of changes in their details.

Other Ingredients



1



2



3



4


TruCal

5


SALIBRA

6


Avonmore
Milk
plus

7


0%

8



9


bio+

10

1 Award winning cheese
Glanbia Foods UK celebrated a record year after notching up over 150 awards for its cheese in 2002, culminating in an outstanding performance at the World Cheese Awards. Taw Valley Creamery in Devon, which is one of Europe's biggest cheese facilities, won over 100 of the awards, including 26 gold awards, 23 trophies and the Rhodia Grand Prix Cup. Glanbia's success reflects the company's commitment to quality and excellence in cheese-making. Pictured above with the awards are Colin Chesielski, Bill Imrie, Bruce MacDonald, Mike Spicer and Colin Ewen.

2 Junior Achievement Ireland
Glanbia volunteers are delivering Junior Achievement Young Enterprise programmes in primary and secondary schools in Ireland. Junior Achievement Young Enterprise teaches young people about enterprise, the importance of education and the skills they need to succeed in a changing world. Karen Keohan of Group Finance is pictured delivering the programme to the boys of 3rd class, De La Salle National School, Kilkenny.

3 Friends of Special Olympics World Games / Continued Hurling Sponsorships
Glanbia is a major financial and product supporter of the 2003 Special Olympics World Games, which are being held in Ireland in June. This event will attract 7,500 athletes from 160 countries as well as national delegations. Up to 500,000 spectators are expected for the games, which are being held outside the USA for the first time. Glanbia staff are also acting as volunteers for the games.

Glanbia is also continuing its support for the GAA, Ireland's principal amateur sporting organisation through sponsorship of the Kilkenny and Waterford county hurling teams for the next three years. Pictured at the launch were Maurice O'Donovan (Waterford Special Olympics athlete), Charlie Carter (Kilkenny captain), Gerard Byrne (Kilkenny Special Olympics athlete) and Tony Browne (Waterford captain).

4 Sahara Hike for Dublin's homeless
In November 2002 Yoplait Everybody sponsored a celebrity hike in the Sahara Desert to raise funds for the homeless of Dublin city, aiming to raise a minimum of €100,000. Pictured at the launch were RTE TV musician Kieron Bourke, Aisling Donoghue of Dublin Simon Community, hike leader and former Eurovision winner, Paul Harrington and Michael Patten, Glanbia's Director of Communications.

5 www.realcalciumfrommilk.com
Glanbia nutritionals have launched a new consumer website for Trucal milk calcium, which links research on calcium and weight loss and hypertension.

6 Salibra™
Glanbia nutritionals launched Salibra™, a bioactive whey fraction to support intestinal health and wellness. Salibra™ contains a number of components including immunoglobulins and lactoferrin that work together to promote a healthy intestine as well as provide support to the immune system.

7 Milk Plus
Glanbia Dairies has launched the first of a new range of functional and nutritious beverages. Milk Plus is a low fat milk which contains LGG, the most clinically researched probiotic in the world.

8 Yoplait 0% fat-free
Yoplait 0% is a new fat-free yogurt recently launched onto the Irish market. Already naturally containing calcium and the vitamin B2, it is the first yogurt on the Irish market to contain vitamin D, which is essential for calcium absorption. It also contains added folic acid.

9 Everybody takes Gold
Yoplait Everybody, the functional yogurt drink from Glanbia, has received the Gold Medal Award for best new product at the 2002 Yoplait International Symposium. The product, just one year in production, has enjoyed considerable success since launch. It contains the probiotic LGG and 15 vitamins and minerals. Pictured above are Eric Maure, Yoplait International and Peadar Hegarty, Consumer Marketing Director.

10 Glanbia leads with new synbiotic yogurt
New Yoplait Bio+ is a first of its kind synbiotic yogurt which contains prebiotic active fibre which support the growth of probiotic bifido cultures to benefit digestion and ensure a healthy balanced gut flora.

Financial Statements

for the year ended 4 January 2003

Report of the Directors

for the year ended 4 January 2003

Introduction

The Directors are pleased to present their report to shareholders together with the audited financial statements for the year ended 4 January 2003.

Principal activities

Glanbia plc is an international dairy, consumer foods and nutritional products company. It is principally engaged in the processing and marketing of cheese; dairy based food ingredient and nutritional products; dairy based consumer products; fresh milk; consumer and other meat products; manufacture of animal feedstuffs and trading in agricultural products. Group processing operations are located in Ireland, the UK and the USA. Sales and marketing activities are undertaken in various European countries and in the USA, South America, Asia and Africa. The Group serves a broad customer base in the retail, food service and food and beverage processing sectors.

Review of business

Group turnover for the year was €2,317m compared with €2,625m in 2001. The Chairman's Statement, Group Managing Director's Review and the Group Financial Director's Review contain a comprehensive commentary on the business and the year end financial position.

Results

Details of the results for the year and the appropriation thereof are set out in the consolidated profit and loss account on page 29.

Share capital

The authorised share capital of the Company is 306,000,000 ordinary shares of €0.06 each. The issued share capital is 292,514,184 ordinary shares of €0.06 each.

Dividends

On 2 October 2002 an interim dividend of 1.96c per share on the ordinary shares amounting to €5.733m was paid to shareholders on the Register as at 6 September 2002. The Directors have recommended the payment of a final dividend of 2.80c per share on the ordinary shares which amounts to €8.191m. Subject to shareholders' approval this dividend will be paid on 26 May 2003 to shareholders on the Register as at 25 April 2003, the record date.

Future developments

Our plans for the future development of the Group are outlined in the Chairman's Statement; Group Managing Director's Review and the Group Financial Director's Review.

Substantial interests

As at 21 February 2003, Glanbia Co-operative Society Limited held 54.79% of the Company's issued ordinary shares. The Company has not been notified of any other interest of 3% or more in its issued ordinary shares.

Research and development

The Group is committed to an ongoing and extensive innovation programme to support a customer led business and marketing approach. It is directed towards the development of technically superior dairy based food ingredient and nutritional products, cheese, high value consumer food products, and the enhancement of proprietary technologies and processes.

Safety, health and welfare

The Group is committed to complying with the Safety, Health and Welfare at Work Act, 1989. A comprehensive statement on safety, health and welfare at work has been prepared by each of the relevant companies in the Group. The policies set out in these statements are kept under review as part of the process of safeguarding the wellbeing of employees.

Directors

The Directors of the Company are listed on pages 18 and 19 of this Annual Report. In accordance with the Articles of Association of the Company, Henry V Corbally, Edward P Fitzpatrick, James A Gilsenan, Liam Herlihy, Eamon M Power, Frank Quigley and Michael J Walsh retire from the Board by rotation and, being eligible, offer themselves for re-appointment. JV Liston and Kevin E Toland were appointed to the Board on 10 June 2002 and 10 January 2003 respectively and, in accordance with the Articles of Association of the Company retire and, being eligible, offer themselves for re-appointment. None of the Directors proposed for re-appointment has a service contract with the Company.

Biographical details of Directors offering themselves for re-appointment are set out on pages 18 and 19.

Directors' and Secretary's share interests

The interests of the Directors and Group Secretary and their spouses and minor children in the share capital of the Company, the holding Society and subsidiary companies/societies are disclosed in note 34 to the financial statements.

Share options

In 2002 the shareholders approved the introduction of a Long Term Incentive Plan ("LTIP") and Savings Related Share Option ("Sharesave") Scheme in order to further align the interests of Group personnel with those of shareholders. Options outstanding under the Company's 1988 Share Option Scheme, the LTIP and the Sharesave Scheme as at 4 January 2003 amounted to 5,954,528 ordinary shares (29 December 2001: 1,583,940) made up as follows:

	No of ordinary shares	Price range	Dates exercisable
Share option scheme and LTIP	3,082,500	€1.55 – €4.25	2003 – 2012
		GBP£1.22 – GBP£2.90	2003 – 2008
Sharesave Scheme	2,872,028	€1.20/GBP£0.764	2005 – 2006
Total	5,954,528		

As detailed in note 15 to the financial statements 2,222,000 ordinary shares have been purchased to date for the purpose of the Sharesave Scheme and are held in an employee benefit trust ("the Employees' Share Trust") pending exercise of the options. Any further shares required for the Sharesave Scheme will be existing shares purchased by the Employees' Share Trust.

Corporate governance

The Board has reviewed the Combined Code, which is appended to the Listing Rules of the Irish Stock Exchange. The Board believes that, except in relation to the composition of the Board, the Audit and Remuneration Committees as noted below, the Company has complied throughout the financial period with the provisions of the Combined Code.

Board/Board committees

The Company is a subsidiary of Glanbia Co-operative Society Limited ("the Society") which currently nominates from its Board of Directors, which is elected on a three year basis, fourteen non-executive Directors for appointment to the Board of the Company in accordance with the Articles of Association.
The Society, an Irish industrial and provident society, owns 54.79% of the share capital of the Company and many of its members supply milk and trade with Irish subsidiaries of the Company. The remaining Directors comprise four executive Directors and two independent non-executive Directors.
All Directors are required to submit themselves for re-appointment at least every three years.

The Board meets monthly and on other occasions as necessary. The Board has a formal schedule of matters specifically reserved to it for decision. All Directors have full and timely access to the information necessary to enable them to discharge their duties.

All Directors have access to the advice and services of the Group Secretary, who is responsible for ensuring that Board procedures are followed. All Directors are entitled to take independent advice, if necessary, at the Company's expense.

The Group continues to implement its core values programme throughout the Group, the aim of which is to foster a Group wide corporate culture based on performance, innovation, ethics and people development. All Directors have participated in this programme and continually review the conduct and operation of Board meetings.

All Directors have been advised of their fiduciary duties and of their obligation to bring an independent judgement to bear on issues of strategy, performance, resources, including key appointments and standards of conduct.

The roles of the Chairman and Group Managing Director are and always have been separate. Mr JE Callaghan and Mr JV Liston are independent non-executive Directors and Mr Callaghan is the Senior Independent Director. The remaining non-executive Directors are, as stated earlier, nominated by the Board of Glanbia Co-operative Society Limited for appointment to the Board of the Company.

Throughout the year to 4 January 2003 the Board had an Audit Committee, a Remuneration Committee and a Nomination Committee each of which has formal terms of reference that have been approved, and are reviewed by the Board.
Among the areas reviewed by the Audit Committee are the accounting policies and practices adopted in the preparation of the annual and interim financial statements, the scope, cost effectiveness and result of the audit and the independence and

objectivity of the auditors. The Committee discusses the scope and outcome of the internal audit programme with the Group Internal Auditor. The auditors meet with the Committee at least once a year without any executives being present. Membership of the Audit Committee which comprises non-executive Directors under the Chairmanship of Mr Callaghan is set out on page 19 of this Annual Report.

The role of the Nomination Committee is to carry out the selection process associated with the appointment of Directors and to make proposals to the Board regarding the appointment of Directors. Directors appointed during the year are required to retire and seek re-appointment at the annual general meeting following their appointment. All Directors are required to submit themselves for re-appointment at intervals of not more than three years. The appointment to the Board of non-executive Directors nominated by Glanbia Co-operative Society Limited ("the Society") is subject to and co-terminus with their appointments as Directors of the Society and is further subject to their removal as Directors under the Articles of Association. The remaining non-executive Directors are appointed to the Board on the basis of a three year term, which may be renewed and are also subject to earlier removal under the Articles. Membership of the Nomination Committee which comprises a majority of non-executive Directors under the Chairmanship of Mr T Corcoran is set out on page 19 of this Annual Report.

Due to the composition of the Board, as explained above, membership of the Board and of the Audit and Remuneration Committees is not composed of the number of independent non-executive Directors required under the Combined Code.

Remuneration

Remuneration committee

The Remuneration Committee determines, on behalf of the Board, the Company's framework of executive remuneration and the specific packages and conditions of employment for each of the executive Directors and certain senior executives. The Committee consults the Group Managing Director regarding remuneration proposals and obtains internal and external professional advice as deemed appropriate.

The remuneration of the non-executive Directors is determined by the Remuneration Committee within the total amount approved by the Company's shareholders in general meeting from time to time.

The Remuneration Committee operates the Company's Share Option Schemes.

The members of the Remuneration Committee are Messrs T Corcoran (Chairman), JE Callaghan, JV Liston, MJ Walsh and L Herlihy.

Remuneration policy

Remuneration policy is based on attracting, retaining and motivating executives to ensure that they perform in the best interests of the Company and its shareholders. The Remuneration Committee obtains external advice on remuneration in comparable companies as necessary and has given full consideration to schedules A and B to the Combined Code.

Currently the components of the remuneration package for executive Directors are basic salary and benefits, performance related annual bonus, participation in the LTIP and participation in a defined benefit pension scheme. Executive Directors also participate in the share option scheme of the Company which expired in August 1998.

Basic salaries and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, competitive market practice or where a change of responsibility occurs. Benefits-in-kind consist principally of a company car. No fees are payable to executive Directors.

Performance related annual bonus

The Group operates a performance related bonus scheme for executive Directors, senior executives and other management. Payments under the scheme for executive Directors depend on the achievement of pre-determined goals for Group performance and an assessment of individual performance against agreed objectives.

Short term incentive plan

Prior to the introduction of the LTIP, the Group operated a Short Term Incentive Plan ("STIP") for executive Directors. Under the terms of the STIP an incentive award was payable in cash subject to the achievement of a one year performance target. The value of the award was dependent on the movement in the Company's share price and was payable within 30 days of the Remuneration Committee determining that the performance target had been achieved. The STIP ceased in August 2002 at which time options were granted to the executive Directors under the LTIP.

Long term incentive plan
In 2002 the shareholders approved the introduction of a Long Term Incentive Plan ("LTIP") for key Group employees in order to further align the interests of key Group personnel with those of shareholders. Under the 2002 LTIP options cannot be exercised before the expiration of three years from the date of grant and can only be exercised if a predetermined performance criterion for the Company has been achieved. The performance criterion is that there has been an increase in the adjusted earnings per share of the Company of at least the increase in the Consumer Price Index plus 5% compounded during a three year period.

To encourage participating executives to hold the shares issued to them on the exercise of their options, share awards specified as a percentage of the shares held may be made on the second and fifth anniversary of the exercise of the option. The number of shares which may be the subject of such awards may not exceed 20% and 10% of the number of shares so held on the respective anniversaries.

Benefits under the LTIP are not pensionable.

Employee savings related share option scheme
In 2002 the shareholders approved an employee Savings Related Share Option ("Sharesave") Scheme. The Group encourages eligible employees to save in order to buy shares in the Company. The Sharesave Scheme provides a means of saving and giving employees the opportunity to become shareholders. To date approximately 1,600 employees have been granted options under the Sharesave Scheme.

Pension benefits
Pension benefits for executive Directors are calculated on basic salary only. Benefits, which are agreed on appointment, are designed to provide two thirds of basic salary at retirement for full service.

Service contracts
No Director has a service contract with a notice period in excess of one year or with provisions for pre-determined compensation on termination which exceeds one year's salary and benefits-in-kind.

Details of Directors' emoluments and attributable pension benefits are set out in note 7 and details of Directors' shareholdings and share options are included in note 34 to the financial statements.

Shareholders
The Company has dialogue with institutional shareholders during the year and immediately following the announcement of the half year and full year results; the Company presents these results to investors and analysts. The Company responds to enquiries from all shareholders and welcomes their attendance at the Annual General Meeting.

Annual General Meeting
The Notice of the 2002 annual general meeting was despatched to shareholders not less than 20 working days before the meeting. Separate resolutions were proposed at the meeting on each substantially separate issue, including a resolution to receive and consider the 2001 financial statements and the reports of the Directors and Auditors thereon. The Chairmen of the Audit Committee and the Remuneration Committee were present. The level of proxy votes for and against was announced after each resolution had been passed on a show of hands.

Going concern
After making enquiries the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operation and existence for the foreseeable future, and accordingly they continue to adopt a Going concern basis in preparing the financial statements.

Internal control
The Directors are required by the Combined Code to maintain a sound system of internal control to safeguard shareholders' investment and the Group's assets.

The Board confirms that there are ongoing procedures for identifying, evaluating and managing significant risks faced by the Group. These, or their equivalent, have been in place for the year covered in this Annual Report and Financial Statements and up to the date of its approval and are themselves regularly reviewed by the Board and accord with the Turnbull guidance which the Board has fully adopted. The Board has also reviewed the effectiveness of the current system of internal control specifically for the purposes of this statement.

While acknowledging its responsibility for the system of internal control, the Board is aware that such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The risk appetite of the Group is set by the Board. The strategy for managing risk is formulated by the Group Operations Committee, a management committee of the Group Managing Director, and recommended to the Board.

In judging the effectiveness of the Group's controls, the Board monitors the reports of the Audit Committee and management. Without diminishing its own responsibilities the Board has delegated certain acts to the Audit Committee. These include detailed reviews of key risks inherent in the business and of the systems for managing these risks. The Committee summarises its findings to the Board as required but at least half yearly.

The Group's control systems include;

- a Code of Business Practice that defines a set of agreed standards and guidelines for corporate behaviour;
- an organisational structure with clearly defined lines of responsibility and delegation of authority;
- appropriate terms of reference for Board committees with responsibility for policy areas;
- a formal schedule of matters specifically referred to the Board for its decision;
- a comprehensive system of financial reporting to the Board, based on an annual budget with monthly reports against actual results, analysis of variances, scrutiny of key performance indicators and regular re-forecasting;
- clearly defined guidelines for capital expenditure, including detailed budgeting, appraisal and post investment review;
- a Group Financial Management Manual that clearly sets out the accounting policies and financial control procedures to be followed by Business Units;
- a Treasury Risk Management policy approved by the Board which ensures that foreign exchange and interest rate exposures of the Group are managed within defined parameters;
- a Group wide risk assessment process which is maintained by Business Unit Management reporting to the Group Executive and Board as required;
- a Group Internal Audit function operating globally which monitors and supports the internal financial control system and reports to the Audit Committee and management. Internal audit work is focused on the areas of greatest risk to the Group determined on the basis of a risk management approach to audit;
- the Audit Committee, a formally constituted committee of the Board comprising non-executive Directors only, meets with internal and external auditors to satisfy itself that control procedures are in place and are being followed.

Finally the Directors, through the use of appropriate procedures and systems, have ensured that measures are in place to secure compliance with the Company's obligation to keep proper books of account. These books of account are kept at the registered office of the Company.

Subsidiary and associated undertakings
A list of the principal subsidiary and associated undertakings is included in note 35 to the financial statements.

Auditors
The auditors PricewaterhouseCoopers have expressed their willingness to continue in office in accordance with Section 160(2) of the Companies Act, 1963.

Special business at the Annual General Meeting
Notice of the 2003 Annual General Meeting with details of the special business to be considered at the meeting is set out in a separate circular which is enclosed with this Annual Report.

Disapplication of pre-emption rights, purchase of Company shares and treasury shares
Under the first item of special business, shareholders are being asked to renew the authority to disapply the strict statutory pre-emption provisions in the event of a rights issue or in any other issue up to an aggregate amount of €809,148.96 in nominal

value of ordinary shares, representing 4.6% of the nominal value of the Company's issued ordinary share capital for the time being. This authority will expire on the earlier of the close of business on 19 August 2004 or the date of the Annual General Meeting of the Company in 2004.

At the last annual general meeting of the Company shareholders passed a resolution to give the Company, or any of its subsidiaries, the authority to purchase up to 10% of its own shares. This authority will expire on 20 May 2003. Under the second item of special business, shareholders are being asked to extend this authority until the earlier of the close of business on 19 August 2004 or the date of the Annual General Meeting of the Company in 2004. While the Directors do not have any current intention to exercise this power, this authority is being sought as it is common practice for public companies.

Shareholders are also being asked under the third item of special business to pass a resolution authorising the Company to reissue such shares purchased by it and not cancelled as treasury shares. Such purchases would be made only at price levels which it considered to be in the best interests of the shareholders generally, after taking into account the Company's overall financial position. Furthermore the authority being sought from shareholders will provide that the minimum price which may be paid for such shares shall not be less than the nominal value of the shares and the maximum price will be 105% of the then market price of such shares.

On behalf of the Board

Thomas P Corcoran **Chairman**
John J Moloney **Group Managing Director**

Glanbia House
Kilkenny
4 March 2003

[1] Guidance for Directors, Internal Control: Guidance for Directors on the Combined Code (the "Turnbull guidance") published in September 1999.

Statement of Directors' responsibilities

Irish company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish statute comprising the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The maintenance and integrity of the Glanbia plc web site is the responsibility of the Directors.

Independent Auditors' Report: To the members of Glanbia plc

We have audited the financial statements on pages 29 to 67, which have been prepared under the historical cost convention, (as modified by the revaluation of certain fixed assets) and the accounting policies set out in the statement of accounting policies on pages 35 and 36.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable Irish law and accounting standards generally accepted in Ireland are set out on page 27 in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, auditing standards issued by the Auditing Practices Board applicable in Ireland and the Listing Rules of the Irish Stock Exchange. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 193 of the Companies Act 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account. We also report to you our opinion as to:

- whether the Company has kept proper books of account;
- whether the Directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the Company to convene an extraordinary general meeting; such a financial situation may exist if the net assets of the Company, as stated in the Company balance sheet, are not more than half of its called up share capital.

We also report to you if, in our opinion, information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Group Managing Director's review, the Group Financial Director's Review and the Corporate Governance statement.

We review whether the corporate governance statement on pages 23 to 26 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group at 4 January 2003 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2001, and the European Communities (Companies: Group Accounts) Regulations 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' Report on pages 22 to 27 is consistent with the financial statements.

The net assets of the Company, as stated in the Company balance sheet on page 32 are more than half the amount of its called up share capital and, in our opinion, on that basis there did not exist at 4 January 2003 a financial situation which, under Section 40(1) of the Companies (Amendment) Act 1983, would require the convening of an extraordinary general meeting of the Company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Waterford

4 March 2003

Consolidated Profit and Loss Account

for the year ended 4 January 2003

	Notes	Pre-exceptional 2002 €'000	Exceptional 2002 €'000	Total 2002 €'000	Pre-exceptional 2001 €'000	Exceptional 2001 €'000	Total 2001 €'000
Turnover		2,386,437	–	2,386,437	2,693,940	–	2,693,940
Less share of turnover of joint venture		(69,699)	–	(69,699)	(68,532)	–	(68,532)
Group turnover	1	2,316,738	–	2,316,738	2,625,408	–	2,625,408
Cost of sales		(2,010,118)	–	(2,010,118)	(2,296,087)	–	(2,296,087)
Gross profit		306,620	–	306,620	329,321	–	329,321
Distribution costs		(127,339)	–	(127,339)	(133,154)	–	(133,154)
Administrative expenses		(90,693)	–	(90,693)	(104,505)	–	(104,505)
Group operating profit		88,588	–	88,588	91,662	–	91,662
Share of operating profit of joint venture and associates		2,947	–	2,947	1,568	–	1,568
Operating profit including joint venture and associates		91,535	–	91,535	93,230	–	93,230
Loss on sale of operations	3	–	(25,610)	(25,610)	–	(2,046)	(2,046)
Profit/(loss) on sale of fixed assets	4	–	13,754	13,754	–	(3,486)	(3,486)
Loss on termination of operations	5	–	(68,064)	(68,064)	–	–	–
Group interest	6	(19,206)	–	(19,206)	(26,413)	–	(26,413)
Share of interest of joint venture and associates		(521)	–	(521)	(218)	–	(218)
Profit/(loss) before taxation	7	71,808	(79,920)	(8,112)	66,599	(5,532)	61,067
Taxation	8	(7,939)	–	(7,939)	(6,972)	(449)	(7,421)
Profit/(loss) after taxation		63,869	(79,920)	(16,051)	59,627	(5,981)	53,646
Equity minority interest				(677)			(492)
Non-equity minority interest				(12,619)			(13,042)
(Loss)/profit for the year	9			(29,347)			40,112
Dividends	10			(13,833)			(13,260)
(Loss absorbed)/profit retained for the year				(43,180)			26,852
Earnings per share	11			(10.06c)			13.71c
Fully diluted earnings per share	11			(10.04c)			13.71c
Adjusted earnings per share	11			17.44c			15.85c

On behalf of the Board

TP Corcoran JJ Moloney GJ Meagher Directors

Note of historical cost profits and losses

	2002 €'000	2001 €'000
(Loss)/profit before taxation	(8,112)	61,067
Difference between historical cost depreciation charge and actual depreciation charge	4,544	4,963
Historical cost (loss)/profit before taxation	(3,568)	66,030
Historical cost (loss absorbed)/profit retained for the year	(38,636)	31,815

Statement of total recognised gains and losses

	2002 €'000	2001 €'000
(Loss)/profit for the year	(29,347)	40,112
Currency translation difference on foreign currency net investments	3,127	(419)
Total recognised (losses)/gains for the year	(26,220)	39,693

Reconciliation of movements in shareholders' funds

	2002 €'000	2001 €'000
(Loss)/profit for the year	(29,347)	40,112
Dividends	(13,833)	(13,260)
	(43,180)	26,852
Other recognised gains/(losses)	3,127	(419)
Goodwill on disposal	49,607	1,224
Currency translation adjustment on goodwill reserves	3,191	(1,712)
Net change in shareholders' funds	12,745	25,945
Opening shareholders' funds	168,552	142,607
Closing shareholders' funds	181,297	168,552

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher Directors

Consolidated Balance Sheet
as at 4 January 2003

	Notes	2002 €'000	2001 €'000
Assets employed			
Fixed assets			
Tangible assets	12	**416,826**	511,720
Goodwill	13	**4,420**	5,042
Financial assets			
Investments in joint venture:			
Share of gross assets		**30,527**	26,638
Share of gross liabilities		**(17,426)**	(13,859)
	14	**13,101**	12,779
Investments in associates	14	**9,101**	8,439
Other investments	15	**14,252**	11,805
		36,454	33,023
		457,700	549,785
Current assets			
Stocks	16	**180,022**	218,032
Debtors	17	**226,838**	259,875
Cash and bank balances		**90,953**	123,396
		497,813	601,303
Creditors – Amounts falling due within one year	18	**317,442**	410,262
Net current assets		**180,371**	191,041
Total assets less current liabilities		**638,071**	740,826
Less:			
Non-current liabilities			
Creditors – Amounts falling due after more than one year	20	**275,407**	376,757
Provision for liabilities and charges			
Deferred taxation	21	**23,723**	21,109
Capital grants	22	**18,505**	20,203
		320,436	322,757
Capital and reserves			
Called up equity share capital	23	**17,551**	17,551
Share premium account	24	**80,005**	80,005
Merger reserve	25	**113,148**	113,148
Revenue reserves	26	**(32,232)**	(44,977)
Capital reserve	27	**2,825**	2,825
Equity shareholders' funds		**181,297**	168,552
Equity minority interests	28	**6,983**	6,428
Non-equity minority interests	28	**132,156**	147,777
		320,436	322,757

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher Directors

Company Balance Sheet
as at 4 January 2003

	Notes	2002 €'000	2001 €'000
Assets employed			
Fixed assets			
Financial assets	14	**518,325**	515,985
Current assets			
Debtors	17	**5,124**	16,764
Cash and bank balances		**94**	7,597
		5,218	24,361
Creditors – Amounts falling due within one year	18	**56,396**	76,736
Net current liabilities		**(51,178)**	(52,375)
Total assets less current liabilities		**467,147**	463,610
Less non-current liabilities			
Creditors – Amounts falling due after more than one year	20	**1,905**	1,906
		465,242	461,704
Capital and reserves			
Called up equity share capital	23	**17,551**	17,551
Share premium account	24	**435,273**	435,273
Revenue reserves	26	**8,192**	4,654
Capital reserve	27	**4,226**	4,226
		465,242	461,704

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher Directors

Consolidated Cash Flow Statement

for the year ended 4 January 2003

	Notes	2002 €'000	2002 €'000	2001 €'000	2001 €'000
Net cash inflow from operating activities	(a)		**126,558**		162,876
Returns on investments and servicing of finance					
Interest received		**913**		2,099	
Interest paid		**(20,938)**		(25,292)	
Finance lease interest		**(211)**		(281)	
Dividends paid to equity minority interest		**(123)**		(118)	
Dividends paid to non-equity minority interest		**(11,690)**	**(32,049)**	(12,159)	(35,751)
Taxation			**(4,990)**		(2,057)
Capital expenditure and financial investment					
Purchase of fixed assets		**(35,018)**		(43,765)	
Disposal of fixed assets		**6,377**		3,283	
Disposal of investments (net of purchases)		**10,705**	**(17,936)**	1,763	(38,719)
Acquisitions and disposals					
Purchase of subsidiary undertakings		**(677)**		(24,244)	
Disposal of subsidiary undertakings		**1,184**		7,799	
Termination of operation		**(8,648)**	**(8,141)**	-	(16,445)
Equity dividends paid			**(13,533)**		(12,887)
Cash inflow before management of liquid resources and financing			**49,909**		57,017
Financing					
(Decrease) in term loans		**(76,658)**		(46,425)	
(Decrease) in finance leases		**(1,024)**		(1,006)	
Capital grants received		**11**	**(77,671)**	43	(47,388)
(Decrease)/increase in cash in year			**(27,762)**		9,629
Reconciliation of net cash flow to movement in net debt					
(Decrease)/increase in cash in year			**(27,762)**		9,629
Decrease in debt and finance leasing			**77,682**		47,431
Change in net debt resulting from cash flows			**49,920**		57,060
Translation difference			**16,431**		(5,761)
Movement in net debt in year			**66,351**		51,299
Net debt at 29 December 2001			**(242,659)**		(293,958)
Net debt at 4 January 2003	(b)		**(176,308)**		(242,659)

Notes to Consolidated Cash Flow Statement

for the year ended 4 January 2003

	2002 €'000	2001 €'000
(a) Net cash inflow from operating activities		
Group operating profit	**88,588**	91,662
Reorganisation and merger costs	**(775)**	(10,244)
(Profit)/loss on disposal of fixed assets	**(885)**	644
Depreciation	**53,072**	55,409
Capital grants released	**(1,670)**	(2,081)
Decrease/(increase) in stocks	**27,850**	(17,875)
Decrease in debtors	**34,185**	36,496
(Decrease)/increase in creditors	**(74,120)**	8,593
Goodwill amortisation	**313**	272
	126,558	162,876

(b) Analysis of net debt

	At 29 December 2001 €'000	Cash flow €'000	Exchange movement €'000	**At 4 January 2003 €'000**
Net cash				
Cash at bank and in hand	123,396	(27,762)	(4,681)	**90,953**
	123,396	(27,762)	(4,681)	**90,953**
Debt				
Debt	(362,422)	76,658	21,112	**(264,652)**
Finance leases	(3,633)	1,024	–	**(2,609)**
	(366,055)	77,682	21,112	**(267,261)**
Net debt	(242,659)	49,920	16,431	**(176,308)**
Analysed as follows:				
Cash and bank balances	123,396			**90,953**
Finance lease due within one year	(1,006)			**(1,117)**
Finance leases due after one year	(2,627)			**(1,492)**
Loans due after one year	(362,422)			**(264,652)**
	(242,659)			**(176,308)**

Accounting Policies

The significant accounting policies adopted by the Group are as follows:

(a) Basis of preparation

The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2001. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

These financial statements are prepared for a 53 week period ending on 4 January 2003, comparatives are for the 52 week period ended 29 December 2001. The balance sheets for 2002 and 2001 have been drawn up as at 4 January 2003 and 29 December 2001 respectively. The results to 4 January 2003 are referred to as 2002 results.

(b) Basis of consolidation

The Group financial statements, which are stated in euro, are prepared under the historical cost convention as modified by the revaluation of certain fixed assets. They incorporate:

(i) The financial statements of Glanbia plc and its subsidiaries including results of subsidiaries acquired from the date of their acquisition.

(ii) The Group's share of the results and net assets of associated companies and joint ventures based on the equity and gross equity methods of accounting respectively.

Inter-group sales and profits have been eliminated on consolidation.

(c) Turnover

Turnover comprises the invoiced value, excluding value added tax, of goods supplied and services rendered. Certain dairy products are sold based on "on account" price agreements which are subject to adjustment when the final prices are agreed.

(d) Earnings per share

Earnings per share represents the profit in cent attributable to each equity share, based on the consolidated profit after tax, minority interests and preference dividends, divided by the weighted average number of equity shares in issue in respect of the period.

Adjusted earnings per share is calculated by excluding exceptional items and goodwill amortisation.

In calculating fully diluted earnings per share, the difference between the number of shares issued on exercise of all options and the number of shares that would have been issued at fair value is regarded as dilutive.

(e) Stocks

Stocks are valued at the lower of cost and net realisable value. Cost in the case of raw materials, bought in goods and expense stock comprises purchase price plus transport and handling costs less discounts, rebates and subsidies. Cost in the case of products manufactured by the Group consists of direct material and labour costs together with the relevant production overheads based on normal levels of activity. Net realisable value represents the estimated selling price less costs to completion and appropriate selling and distribution costs.

(f) Debtors

Provision is made for all debts the collection of which is considered doubtful. In arriving at this provision, account is taken of the age profile of the debt and its adherence to credit terms.

(g) Fixed assets and depreciation

(i) Assets acquired under finance leases are included in fixed assets on the basis given in the accounting policy on leasing, less accumulated depreciation.

(ii) Other fixed assets are stated at cost or valuation less accumulated depreciation. As detailed in note 12, the Group revalued its land, buildings, plant and equipment (excluding leased plant) as at 31 December 1992 and 3 January 1993. On adoption of FRS 15, the Group followed the transitional provisions to retain the book value of the assets that were revalued, but not to adopt a policy of revaluation in the future.

(iii) Depreciation is calculated on all fixed assets, other than freehold land, on a straight line basis by reference to the expected useful lives of the assets concerned, or the period of any related finance lease, whichever is the shorter.

(iv) Interest incurred on payments on account of major fixed tangible assets under construction is included in the cost of these assets.

(v) Any surplus or deficit on realisation of revalued assets is calculated by reference to their carrying value, and is dealt with through the profit and loss account.

(h) Financial fixed assets

Financial fixed assets are shown at cost less provisions for permanent diminution in value. Income from financial fixed assets, is recognised in the profit and loss account in the year in which it is receivable.

(i) Capital grants

Capital grants received and receivable by the Group are credited to capital grants accounts and are transferred to the profit and loss account over the expected useful lives of the assets to which they relate.

(j) Leasing

Tangible fixed assets, acquired under a lease which transfers substantially all of the risks and rewards of ownership to the Group, are capitalised as a fixed asset. Amounts payable under such leases (finance leases), net of finance charges, are shown as short or medium term borrowings, as appropriate. Finance charges on finance leases are charged to the profit and loss account over the term of the lease on an actuarial basis. All other leases are operating leases and the annual rentals are charged to the profit and loss account.

(k) Taxation
Corporation tax is calculated on the results for the year after taking account of manufacturing and similar reliefs, capital allowances and group relief.

(l) Deferred taxation
In accordance with FRS 19, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings of subsidiaries, associates and joint ventures where there is no commitment to remit these earnings, or on the revaluation of assets such as property unless a binding sales agreement exists at the balance sheet date.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted. The impact of the implementation of FRS 19 on the results and net assets is not material.

(m) Foreign exchange and hedging

(i) Monetary assets and liabilities in foreign currencies are translated into euro at the exchange rates ruling at the balance sheet date. All hedging instruments are matched with their underlying hedge item. Each instrument's gain or loss is brought into the profit and loss account, at the same time and in the same place as is the matched underlying asset, liability, income or cost. For foreign exchange instruments this will be in operating profit matched against the relevant purchase or sale, and for interest rate instruments, within interest payable or receivable over the life of instrument, or relevant interest period. The profit or loss on an instrument may be deferred if the hedged transaction is expected to take place or would normally be accounted for in a future period.

(ii) Exchange adjustments arising on:
  (a) the retranslation of the net investment in foreign subsidiaries and;
  (b) forward contracts and borrowings used to hedge net equity investments in foreign subsidiaries, are transferred directly to reserves, and reflected in the statement of total recognised gains and losses.

(iii) All premia or fees, paid or received in respect of a financial instrument held as a hedge are accounted for over the originally anticipated life of the underlying hedged asset or liability even if the financial instrument is subsequently terminated prior to maturity of the underlying hedged asset or liability. Any profit or loss arising on such early termination is accounted for over the remaining life of the underlying hedged asset or liability.

If the matched underlying asset or liability prematurely ceases to exist, or is no longer considered likely to exist prior to the maturity date of any associated financial instrument held as a hedge, the hedging instrument is terminated and any profit or loss arising together with any incurred and unamortised premia or fees are recognised in the profit and loss account at that time. Instruments which cease to be recognised as hedges are marked to market.

(iv) All other gains and losses arising from changes in exchange rates are dealt with through the profit and loss account in the year in which they occur.

(n) Goodwill
Goodwill represents the difference between:

(i) The fair value attributable to the net separable assets of undertakings acquired and;
(ii) The fair value of the acquisition consideration.

With effect from 4 January 1998, goodwill is capitalised and classified as an asset on the balance sheet. Goodwill is amortised on a straight line basis over its useful economic life (not exceeding twenty years) which has been determined by reference to the periods over which the value of the underlying businesses are expected to exceed the values of their identifiable net assets.

Goodwill on acquisitions which arose before 4 January 1998, remains offset against revenue reserves. On subsequent disposal of such businesses any related goodwill is taken into account in determining the profit or loss on disposal.

(o) Research and development expenditure
All expenditure on research and development is written off to the profit and loss account in the year in which it is incurred.

(p) Pension schemes
The Group's pension schemes, both contributory and non-contributory, are funded over the employees' period of service. The Group's contributions are based on the most recent actuarial valuation of the funds.

The disclosures required under the transitional arrangements of Financial Reporting Standard 17 "Retirement Benefits" for the year ended 4 January 2003 are shown in note 32.

(q) Finance costs of capital instruments
Costs incurred in connection with the issue of debt and non-equity shares are charged to the profit and loss account on an annual basis over the lives of the related instruments.

Notes to the Financial Statements

4 January 2003

1 Segmental analysis

(a) Analysis by class of business

Turnover	2002 €'000	2001 €'000
Consumer Foods	**1,175,114**	1,358,049
Food Ingredients	**910,075**	1,025,541
Agribusiness	**231,549**	241,818
	2,316,738	2,625,408

Total turnover for Food Ingredients was €1,099.481m (2001: €1,218.730m) of which €189.406m (2001: €193.189m) represented inter-segment sales and €910.075m (2001: €1,025.541m) comprised sales to third parties. Inter-segment sales within Consumer Foods and Agribusiness were not material.

Operating profit including share of profits of joint venture and associates	2002 €'000	2001 €'000
Consumer Foods	**47,590**	20,390
Food Ingredients	**30,051**	59,415
Agribusiness	**13,894**	13,425
	91,535	93,230

Net assets	2002 €'000	2001 €'000
Consumer Foods	**209,146**	269,380
Food Ingredients	**211,673**	222,917
Agribusiness	**75,925**	73,119
	496,744	565,416
Unallocated liabilities	**(176,308)**	(242,659)
Total net assets	**320,436**	322,757

1 Segmental analysis (continued)

(b) Analysis by geographical segments

Turnover by destination	2002 €'000	2001 €'000
Ireland	837,533	792,824
Rest of Europe	885,703	1,117,329
USA/other	593,502	715,255
	2,316,738	2,625,408

Turnover by origin	2002 €'000	2001 €'000
Ireland	1,163,733	1,255,082
Rest of Europe	686,667	816,523
USA/other	466,338	553,803
	2,316,738	2,625,408

Operating profit including share of profits of joint venture and associates	2002 €'000	2001 €'000
Ireland	58,597	71,832
Rest of Europe	12,072	(2,689)
USA/other	20,866	24,087
	91,535	93,230

Net Assets	2002 €'000	2001 €'000
Ireland	290,232	283,083
Rest of Europe	135,308	199,341
USA/other	71,204	82,992
	496,744	565,416
Unallocated liabilities	(176,308)	(242,659)
Total net assets	320,436	322,757

The Directors consider segmental analysis of operating profit to be more meaningful than analysis of profit before taxation.

2 Employees and remuneration

The average number of persons employed by the Group in the year was 6,416 (2001: 6,963) and is analysed into the following categories:

Number of persons employed	2002	2001
Consumer Foods	**4,794**	5,343
Food Ingredients	**923**	918
Agribusiness	**699**	702
	6,416	6,963

The staff costs are comprised of:	2002 €'000	2001 €'000
Wages and salaries	**209,632**	215,618
Social welfare costs	**20,372**	20,652
Pension costs	**7,002**	5,395
	237,006	241,665

3 Loss on sale of operations

The loss arises primarily from the sale by the Group of its UK Foodservice distribution business on 2 August 2002. The Group also sold two farms during the year. Other disposals relate to adjustments to the profit/(loss) arising on prior year disposals.

	Foodservice €'000	Farms €'000	Other €'000	**Total €'000**
(Loss)/profit on disposal of net assets	(13,874)	(685)	862	**(13,697)**
Goodwill write-back to profit and loss account on disposal	(10,614)	(1,299)	–	**(11,913)**
	(24,488)	(1,984)	862	**(25,610)**

The loss on sale in 2001 arose mainly from the Group's sale of its Irish "Roscrea" consumer meats brand and associated assets in May 2001.

4 Profit/(loss) on sale of fixed assets

	2002 €'000	2001 €'000
On disposal of investments	**13,396**	–
Profit/(loss) on disposal of tangible assets	**358**	(3,486)
	13,754	(3,486)

5 Loss on termination of operations

The loss arises from the decision to close the Group's UK Consumer Meats operation on 7 June 2002.

	2002 €'000	2001 €'000
Loss arising on termination of operations	(30,370)	–
Goodwill write-back to profit and loss account on termination	(37,694)	–
	(68,064)	–

6 Group interest

	2002 €'000	2001 €'000
Loans and overdrafts:		
Repayable within five years	(11,314)	(19,230)
Senior notes	(8,679)	(8,586)
Finance leases	(211)	(281)
Interest receivable	998	1,684
	(19,206)	(26,413)

7 Profit/(loss) before taxation

(a) The profit/(loss) before taxation is stated after charging/(crediting):

	2002 €'000	2001 €'000
Depreciation	53,072	55,409
Auditors' remuneration	615	679
Research and development expenditure (net of grants)	5,483	3,698
Operating lease rentals – plant and machinery	6,326	9,198
– other	6,865	7,555
Capital grants released	(1,670)	(2,081)
Provision against investment in Ingredientsnet.com	–	1,085

7 **Profit/(loss) before taxation (continued)**

(b) **Directors' remuneration**

The salary, fees and other benefits for each of the Directors during the year were:

	Salary and fees €'000	Performance bonus €'000	Short term incentive plan €'000	Pension contribution €'000	Other benefits €'000	**2002 Total €'000**	2001 Total €'000
Executive Directors							
JJ Moloney	244	126	28	60	8	**466**	595
WG Murphy	203	105	17	50	18	**393**	477
GJ Meagher	197	101	17	48	18	**381**	478
EF Sullivan (note (a))	–	–	–	–	–	**–**	471
2002	**644**	**332**	**62**	**158**	**44**	**1,240**	
2001	819	449	517	187	49		2,021
Non-Executive Directors							
TP Corcoran	70	–	–	–	–	**70**	67
MJ Walsh	32	–	–	–	–	**32**	32
L Herlihy	32	–	–	–	–	**32**	24
JE Callaghan	38	–	–	–	–	**38**	38
JV Liston (note (b))	22	–	–	–	–	**22**	–
HV Corbally	13	–	–	–	–	**13**	13
EP Fitzpatrick	13	–	–	–	–	**13**	13
JA Gilsenan	13	–	–	–	–	**13**	13
TP Heffernan	13	–	–	–	–	**13**	13
CL Hill	13	–	–	–	–	**13**	13
JJ Miller	13	–	–	–	–	**13**	13
M Parsons	13	–	–	–	–	**13**	13
EM Power	13	–	–	–	–	**13**	22
F Quigley	13	–	–	–	–	**13**	13
V Quinlan	13	–	–	–	–	**13**	7
GE Stanley	13	–	–	–	–	**13**	13
J Duggan (note (c))	–	–	–	–	–	**–**	6
2002	**337**	**–**	**–**	**–**	**–**	**337**	
2001	313	–	–	–	–		313
2002 Total remuneration	**981**	**332**	**62**	**158**	**44**	**1577**	
2001 Total remuneration	1,132	449	517	187	49		2,334

7 Profit/(loss) before taxation (continued)

(b) Directors' remuneration (continued)

(a) Mr EF Sullivan retired as Director on 7 December 2001.

(b) Mr JV Liston was appointed a Director on 10 June 2002.

(c) Mr J Duggan retired as Director on 9 May 2001.

(d) No fees are payable to executive Directors. The performance bonus refers to payments to executive Directors based on individual and Group performance. The Short Term Incentive Plan ("STIP") was introduced in 2001 for executive Directors as part of an overall plan to align the interests of all senior management more fully with shareholders interests. Under the terms of the STIP an incentive award was payable in cash subject to the achievement of agreed performance targets. The value of the award was dependent on the movement in the Company's share price and was payable within 30 days of the Remuneration Committee determining that the performance target had been achieved. The STIP ceased in August 2002, at which time the executive Directors were granted share options under the Company's 2002 Long Term Incentive Plan.

(e) Details of Directors' share options are set out in note 34 to the financial statements.

(f) The Remuneration Committee of the Board, which comprises solely of non-executive Directors, determines the Company's policy on executive Director remuneration and sets the remuneration package of each of the executive Directors. There are no contracts of service for executive Directors which are required to be made available for inspection.

(g) The 2001 remuneration for the executive Directors has been adjusted to reflect the final payments under the 2001 STIP.

The following pension benefits accrued to executive Directors of the Company:

	Transfer value of increase in accrued pension €'000	Annual pension accrued in 2002 in excess of inflation €'000	Total annual accrued pension at 4 January 2003 €'000
JJ Moloney	263	22	108
WG Murphy	202	10	124
GJ Meagher	–	–	105
2002	**465**	**32**	**337**
2001	345	27	331

8 Taxation

	Pre-exceptional 2002 €'000	Exceptional 2002 €'000	Total 2002 €'000	Pre-exceptional 2001 €'000	Exceptional 2001 €'000	Total 2001 €'000
Irish corporation tax						
Current tax on income for the year	**1,680**	**–**	**1,680**	2,605	449	3,054
Adjustments in respect of prior years	**37**	**–**	**37**	(181)	–	(181)
	1,717	**–**	**1,717**	2,424	449	2,873
Foreign tax						
Current tax on income for the year	**1,851**	**–**	**1,851**	161	–	161
Adjustments in respect of prior years	**(537)**	**–**	**(537)**	172	–	172
	1,314	**–**	**1,314**	333	–	333
Share of current tax of joint venture	**169**	**–**	**169**	(123)	–	(123)
Share of tax of associates	**92**	**–**	**92**	70	–	70
Total current tax	**3,292**	**–**	**3,292**	2,704	449	3,153
Deferred tax						
Group	**4,809**	**–**	**4,809**	3,363	–	3,363
Joint venture	**(162)**	**–**	**(162)**	905	–	905
Total deferred tax	**4,647**	**–**	**4,647**	4,268	–	4,268
Total tax charge	**7,939**	**–**	**7,939**	6,972	449	7,421

The current tax charge for the year is lower than the current charge that would result from applying the standard rate of Irish corporation tax to profit on ordinary activities. The differences are explained below:

	2002 €'000	2001 €'000
Profit on ordinary activities before taxation	**71,808**	66,599
Profit on ordinary activities multiplied by standard rate of Irish corporation tax of 16% (2001: 20%)	**11,489**	13,320
Effects of:		
Earnings at reduced and passive Irish rates	**(1,650)**	(4,310)
Excess of depreciation over capital allowances	**2,054**	773
Other deferred tax timing differences	**(2,896)**	(4,563)
Utilisation of tax losses	**(2,664)**	(1,853)
Difference in effective tax rates on overseas earnings	**(2,959)**	(858)
Adjustments to tax charge in respect of previous periods	**(500)**	(155)
Expenses not deductible for tax purposes and other adjustments	**418**	350
Current tax charge for the year, including associates	**3,292**	2,704
Group	**3,031**	2,757
Associates	**261**	(53)
	3,292	2,704

9 Profit attributable to Glanbia plc

Of the loss for the year of €29.347m, (2001: profit €40.112m) profits of €17.371m (2001: €2.97m) have been dealt with in the financial statements of Glanbia plc, the holding Company.

A separate profit and loss account has not been prepared for the holding Company because the conditions laid down in Section 3(2) of the Companies (Amendment) Act 1986 have been complied with.

10 Dividends

	2002 cent per share	2002 €'000	2001 cent per share	2001 €'000
Interim dividend paid ordinary shares	1.96	5,733	1.87	5,460
Final dividend proposed ordinary shares	2.80	8,191	2.66	7,800
Less credit for own shares held by Employee Share Trust	–	(91)	–	–
Total ordinary dividends for the year	4.76	13,833	4.53	13,260

11 Earnings per share

	2002 €'000	2001 €'000
(Loss)/profit after taxation and minority interest	(29,347)	40,112
Weighted average number of ordinary shares in issue	291,702,675	292,514,184
Weighted average number of ordinary shares in issue on the conversion of the dilutive potential ordinary shares into ordinary shares	292,210,407	292,514,184
Earnings per share	(10.06c)	13.71c
Adjustments:		
Goodwill amortisation	0.11c	0.09c
Loss on sale of operations	8.78c	0.86c
(Profit)/loss on sale of fixed assets	(4.72c)	1.19c
Loss on termination of operations	23.33c	–
Adjusted earnings per share	17.44c	15.85c
Fully diluted earnings per share	(10.04c)	13.71c

In the opinion of the Directors, adjusted earnings per share is a more appropriate indicator of underlying performance.

12 Tangible assets – Group

	Land and buildings €'000	Plant and equipment €'000	Motor vehicles €'000	**Total €'000**
Cost or valuation				
As at 29 December 2001	254,510	666,144	15,458	**936,112**
Currency translation adjustment	(9,100)	(27,764)	59	**(36,805)**
Additions	8,254	27,177	326	**35,757**
Disposals	(18,329)	(79,887)	(353)	**(98,569)**
Reclassification	117	(117)	–	**–**
As at 4 January 2003	235,452	585,553	15,490	**836,495**
Depreciation				
As at 29 December 2001	62,777	347,589	14,026	**424,392**
Charged to profit and loss account	7,496	45,156	420	**53,072**
Currency translation adjustment	(2,004)	(11,711)	72	**(13,643)**
On disposals	(5,397)	(38,401)	(354)	**(44,152)**
Reclassification	197	(188)	(9)	**–**
As at 4 January 2003	63,069	342,445	14,155	**419,669**
Net book value				
As at 4 January 2003	172,383	243,108	1,335	**416,826**
As at 29 December 2001	191,733	318,555	1,432	**511,720**

(a) Included in the net book values of plant and equipment and of motor vehicles are assets acquired under lease agreements with a net book value of €20,370,000 and €4,000 respectively (2001: €24,304,000 and €54,000). The depreciation charged in respect of these leased assets and included in the total depreciation charge above was:

Plant and equipment	€3,483,000	(2001: €3,536,000)
Motor vehicles	€1,000	(2001: €2,000)

(b) A valuation of former Avonmore freehold land and buildings, plant and equipment (excluding leased plant) was carried out by Messrs Lisney, Valuers, as at 3 January 1993. The valuation was based on open market value in existing use, and where appropriate, on open market value calculated on a depreciated replacement cost basis. The valuation supported the overall value of the assets valued. The valuers also estimated the remaining useful lives of the assets which have been used in determining the depreciation rates set out below.

(c) Land and buildings, plant and equipment of the former Waterford operations were valued by Fergus Slattery Rushton, Surveyors and Valuers, on 31 December 1992, on an existing use basis incorporating the depreciated replacement cost, and open market value methods. Subsequent additions are stated at cost.

(d) The main rates of depreciation used in these financial statements are as follows:

	%
Buildings	3–5
Plant and equipment	5–25
Motor vehicles	20–25

13 Goodwill – Group

	2002 €'000	2001 €'000
At 29 December 2001	**5,042**	4,958
Goodwill arising on acquisition	–	246
Currency translation adjustment	**(309)**	110
Amortised to profit and loss account	**(313)**	(272)
At 4 January 2003	**4,420**	5,042

The cumulative goodwill amortised at 4 January 2003 was €1,092,000 (2001: €779,000).

14 Financial assets

	Subsidiaries €'000	Associates €'000	Other investments (note 15) €'000	Total €'000
Company				
At 29 December 2001	513,523	1,395	1,067	**515,985**
Additions	21	–	3,169	**3,190**
Disposals	–	–	(850)	**(850)**
At 4 January 2003	513,544	1,395	3,386	**518,325**

	Joint venture €'000	Associates €'000	Other investments (note 15) €'000	Total €'000
Group				
At 29 December 2001	12,779	8,439	11,805	**33,023**
Additions	249	–	3,369	**3,618**
Share of retained profit	1,665	662	–	**2,327**
Disposals/redemption	(717)	–	(866)	**(1,583)**
Amounts written off	–	–	(56)	**(56)**
Currency translation adjustment	(875)	–	–	**(875)**
At 4 January 2003	13,101	9,101	14,252	**36,454**

15 Other investments

	2002 Company €'000	2002 Group €'000	2001 Company €'000	2001 Group €'000
Own shares	**3,169**	**3,169**	–	–
Irish Dairy Board	**–**	**9,692**	–	9,586
Moorepark Technology	**–**	**373**	–	416
Quoted investments	**19**	**80**	19	32
AWG Investment Fund	**198**	**198**	1,048	1,048
Other	**–**	**740**	–	723
	3,386	**14,252**	1,067	11,805
Market value				
Quoted investments (including own shares)	**3,387**	**3,704**	145	413

The amount included above as own shares relates to 2,222,000 ordinary shares in Glanbia plc held by an Employee Share Trust. The Employee Share Trust was established in May 2002 to operate in connection with the Company's Savings Related Share Option Scheme ("Sharesave Scheme"). The trustee of the Employee Share Trust is Mourant & Co., a Jersey based trustee services company.

The shares purchased by the Employee Share Trust during the year cost €3,281,343 and had a market value of €3,221,900 at 4 January 2003. The shares are being written down to the option price of €1.20 (GBP£0.764) over the period to the earliest date on which the options granted under the Sharesave Scheme can be exercised.

The purpose of the Sharesave Scheme, which is open to Irish and UK employees, is to provide a tax efficient method for employees to save money for the purpose of acquiring shares in the Company. To participate in the Sharesave Scheme in 2002, employees agreed to save a fixed amount between €12 and €320 (GBP£10 and GBP£250 in the UK) each month for a three year period in a Revenue approved Save as You Earn ("SAYE") contract.

As detailed in note 23 to the financial statements, options over 2,994,341 ordinary shares were granted during the year under the Sharesave Scheme exercisable, under normal circumstances, between 2005 and 2006, of which 122,313 have lapsed since commencement.

In the opinion of the Directors, the value of the unquoted investments is not less than as shown above.

16 Stocks – Group

	2002 €'000	2001 €'000
Raw materials and other stocks	6,898	13,708
Finished goods and goods for resale	157,854	187,202
Expense stocks	15,270	17,122
	180,022	218,032

The replacement cost of stocks is not materially different from the above amounts.

17 Debtors

	2002 Company €'000	2002 Group €'000	2001 Company €'000	2001 Group €'000
Amounts falling due within one year				
Trade debtors	–	153,144	–	188,049
Amounts owed by joint venture	–	6,230	–	6,189
Amounts owed by associated companies	–	140	–	–
Value added tax	–	5,109	–	6,413
Other debtors	–	7,222	–	9,729
Prepayments and accrued income	1,011	30,455	954	15,798
Amounts due from/(to) parent				
Glanbia Co-operative Society Limited	4,113	(802)	15,810	6,391
Amounts falling due after one year				
Pension prepayment/surplus	–	25,340	–	27,306
	5,124	226,838	16,764	259,875

18 Creditors – Amounts falling due within one year

	2002 Company €'000	2002 Group €'000	2001 Company €'000	2001 Group €'000
Trade creditors	55	144,614	393	199,079
Amounts owed to associated companies	–	1,208	–	1,345
Other creditors (note 19)	–	27,807	–	31,688
Accruals and deferred income	1,151	111,225	8,782	138,326
Borrowings (note 36)	–	1,117	–	1,006
Bills of exchange	–	20,630	–	27,502
Dividend payable (note 10)	8,100	9,452	7,800	9,152
Restructuring provision (see below)	71	1,389	241	2,164
Amounts due to subsidiary companies	47,019	–	59,520	–
	56,396	317,442	76,736	410,262

The restructuring provision of €1.389m represents the remaining amount required to complete the re-organisation of the Group announced in September 1997, and consists mainly of redundancy and related costs. There was no increase in the provision during the year with the movement representing the utilisation of the opening provision.

19 Other creditors

	2002 Company €'000	2002 Group €'000	2001 Company €'000	2001 Group €'000
Corporation tax	–	14,535	–	16,494
PAYE and PRSI	–	3,486	–	6,296
Other creditors	–	9,786	–	8,898
	–	27,807	–	31,688

20 Creditors – Amounts falling due after more than one year

	2002 Company €'000	2002 Group €'000	2001 Company €'000	2001 Group €'000
Borrowings (note 36)	1,905	266,144	1,906	365,049
Other creditors	–	9,263	–	11,708
	1,905	275,407	1,906	376,757

The maturity profile of the Group's borrowings is analysed in note 36. The Company's borrowings are due between one and two years.

21 Deferred taxation – Group

	2002 €'000	2001 €'000
Liability at 29 December 2001	**21,109**	17,238
Translation difference	**(2,195)**	508
Profit and loss account	**4,809**	3,363
Liability at 4 January 2003	**23,723**	21,109

The deferred tax balance of €23.723m represents the net liability arising from the following:

	Amount provided €'000
Capital allowances	19,267
Redundancy	256
Other timing differences	4,200
	23,723

22 Capital grants – Group

	2002 €'000	2001 €'000
At 29 December 2001	**20,203**	26,030
Receivable for year	**11**	43
In disposed subsidiaries	**–**	(3,804)
Currency translation adjustment	**(39)**	15
Released to profit and loss account	**(1,670)**	(2,081)
	18,505	20,203

23 Called up equity share capital

	2002 €'000	2001 €'000
(a) Authorised:		
306,000,000 ordinary shares of €0.06 each	**18,360**	18,360
(b) Issued:		
292,514,184 ordinary shares of €0.06 each	**17,551**	17,551

In accordance with the terms of the 2002 Long Term Incentive Plan ("LTIP"), options over 2,032,500 ordinary shares were granted during the year and are exercisable between 2005 and 2012. Furthermore, in accordance with the terms of the LTIP, executives to whom options were granted during the year are eligible to receive share awards related to the number of ordinary shares which they hold on the second anniversary of the exercise of the option, to a maximum of 180,700 ordinary shares.

In accordance with the terms of the Company's 2002 Sharesave Scheme, options over 2,994,341 ordinary shares were granted during the year and are exercisable, under normal circumstances, between 2005 and 2006, of which 122,313 have lapsed since commencement.

In May 2002, the Company established an Employee Share Trust to operate in connection with the Company's Sharesave Scheme. As detailed in note 15 to the financial statements, 2,222,000 ordinary shares were held by the Employee Share Trust at 4 January 2003. The dividend rights in respect of these shares have been waived.

Total options over 5,954,528 ordinary shares were outstanding at 4 January 2003 at prices ranging between €1.20 and €4.25 and GBP£0.764 and GBP£2.90, exercisable in periods up to 2012.

24 Share premium account

	Company €'000	Group €'000
At 4 January 2003 and at 29 December 2001	435,273	80,005

25 Merger reserve – Group

	2002 €'000	2001 €'000
Share premium – representing excess of fair value over nominal value of ordinary shares issued in connection with the merger of Avonmore Foods plc and Waterford Foods plc	**355,271**	355,271
Merger adjustment (note (a))	**(327,085)**	(327,085)
Share premium and other reserves relating to nominal value of shares in Waterford Foods plc	**84,962**	84,962
	113,148	113,148

(a) The merger adjustment represents the difference between the nominal value of the issued share capital of Waterford Foods plc, and the fair value of the shares issued by Avonmore Foods plc in 1997, calculated in accordance with Regulation 22(5) of the European Communities (Companies: Group Accounts) Regulations, 1992. ("The Regulations").

(b) The presentation shown above is a departure from Regulation 22(5) of the Regulations as noted above, but has been adopted by the Directors as they believe that the presentation is required to give a true and fair view of the state of affairs of the Group as required by Regulation 14 of the Regulations and the Companies Acts. The presentation adopted is in accordance with required accounting practice as outlined in Financial Reporting Standard 6 for merger accounting. Had the requirements of Regulation 22(5) of the Regulations been complied with, the merger adjustment would have been shown as an adjustment to consolidated reserves, and the share premium account would have been identified separately in the Balance Sheet.

26 Revenue reserves

	Company €'000	Subsidiaries €'000	Joint venture and associates €'000	Total profit and loss reserves €'000	Currency translation reserve €'000	Goodwill reserve €'000	Total revenue reserves €'000
At 29 December 2001	4,654	110,236	3,916	118,806	(35,617)	(128,166)	(44,977)
Currency translation difference on foreign currency net investments	–	–	–	–	3,127	3,191	6,318
Goodwill on disposal	–	–	–	–	–	49,607	49,607
(Loss absorbed)/profit retained for year	3,538	(49,045)	2,327	(43,180)	–	–	(43,180)
At 4 January 2003	**8,192**	**61,191**	**6,243**	**75,626**	**(32,490)**	**(75,368)**	**(32,232)**

27 Capital reserve

	Company €'000	Group €'000
At 4 January 2003 and at 29 December 2001	4,226	2,825

28 Minority interests

	Equity 2002 €'000	Equity 2001 €'000	**Non-equity 2002 €'000**	Non-equity 2001 €'000
At 29 December 2001	**6,428**	6,052	**147,777**	141,064
Share of profit for the year	**677**	492	**12,619**	13,042
Currency translation adjustment	**–**	–	**(16,550)**	5,830
Dividend paid to equity minority interest	**(123)**	(118)	**–**	–
Dividend payable to non-equity minority interest	**–**	–	**(11,690)**	(12,159)
Increase in minority interest in subsidiaries	**1**	2	**–**	–
At 4 January 2003	**6,983**	6,428	**132,156**	147,777

Non-equity minority interest includes US$100m 7.99% cumulative guaranteed preferred securities issued by a subsidiary during 1996, net of issue costs. The holders of these securities have no rights against Group companies other than the issuing entity and, to the extent prescribed by the guarantee, the Company.

The structure of the guarantee is such so as to provide for payment obligations (dividends and redemption payments) under the securities to rank subordinate to all the creditors of the Group, and to be made only to the extent that there are sufficient distributable profits available. The securities are redeemable on 14 November, 2006 and are renewable for further ten year periods by mutual agreement.

Non-equity minority interest also includes €38.2m cumulative redeemable preference shares issued by Waterford Foods plc in 1993 and 1995. The rate of dividend on these shares is currently 8.5%.

Waterford Foods plc has the right to reset the rate of dividend on the seventh and fourteenth anniversaries of the date of allotment of the first tranche of shares. The shares may be redeemed by Waterford Foods plc at any time at the issue price although, any such early redemption may entitle the holders in certain circumstances to receive an additional redemption premium. The holders of the shares may call for redemption at the issue price if the dividend rate is reset and in certain other circumstances. All shares in issue on the twenty first anniversary of the date of issue of the first tranche of shares will be redeemed at the issue price. On a winding up of Waterford Foods plc the holders of the shares will be entitled, in priority to any other shareholders, to the amount paid up or credited as paid up (including any premium paid) in respect of the shares and to all arrears of dividends. The shares do not carry any voting rights.

29 Capital commitments

	2002 Company €'000	2002 Group €'000	2001 Company €'000	2001 Group €'000
Capital expenditure approved:				
Contracted for	–	12,672	–	18,431
Not yet contracted for	–	40,591	–	29,045
	–	53,263	–	47,476

30 Operating lease commitments – Group

Commitments under operating leases, payable in 2003, expire as follows:

	Company €'000	Group €'000
Within one year	65	1,498
Two to five years	175	4,629
After five years	–	1,547
	240	7,674

31 Contingent liabilities

Company

(i) The Company has guaranteed the liabilities of certain subsidiaries in the Republic of Ireland in respect of any losses or liabilities (as defined in Section 5(c) of the Companies (Amendment) Act 1986) for the year ended 4 January 2003 and the Directors are of the opinion that no losses will arise therefrom. These subsidiaries avail of the exemption from filing audited financial statements, as permitted by Section 17 of the 1986 Act.

(ii) The Company has guaranteed certain liabilities of Glanbia Milk Limited and Avonmore Delaware L.P., and the Directors are of the opinion that no losses will arise therefrom.

Group

Bank guarantees, amounting to €15.780m (2001: €23.002m) are outstanding as at 4 January 2003, mainly in respect of payment of EU subsidies.

32 Pension schemes

(a) In the Republic of Ireland and the United Kingdom the Group operates defined benefit schemes which provide retirement and death benefits for the majority of employees. The schemes are funded through separate trustee controlled funds.

The contributions paid to the schemes are in accordance with the advice of professionally qualified actuaries. The latest actuarial valuation reports for these schemes, which are not available for public inspection, are dated between 1 May, 1999 and 5 April, 2002. The contributions paid to the schemes in 2002 are in accordance with the contribution rates recommended in the actuarial valuation reports. The aggregate market value of the assets at these actuarial valuation dates was in excess of €382m.

The most recent actuarial valuations show that the schemes are adequately funded in respect of discontinuance liabilities. In relation to accrued liabilities based on pensionable salaries projected to normal retirement age, the aggregate value of the assets of the schemes represented more than 100% of these accrued liabilities at the relevant actuarial valuation dates. On actuarial advice, the pension charge has been reduced for the effects of the surplus, and this variation from the regular cost has been calculated by amortising the surplus over the employees' expected remaining working lives. The pension cost charged to the profit and loss account for 2002 amounted to €5,946,000 (2001: €4,524,000).

The principal assumptions adopted for the actuarial valuations assume that the long term rate of investment return exceeds the rate of increase in pensionable salaries by between 2% and 2.5% per annum. The method of funding used in calculating the contribution rates was the Projected Unit Method.

In the United Kingdom the Group also operates defined contribution schemes for the Group's employees. The pension cost charged to the profit and loss account for 2002 amounted to €492,000 (2001: €414,000).

In the U.S.A., the Group operates defined contribution schemes for the Group's employees. The pension cost charged to the profit and loss account is equal to the contributions paid. The pension cost charged for 2002 amounted to €564,000 (2001: €457,000).

(b) **FRS 17 Retirement benefits**

The transitional arrangements of FRS 17 require disclosure of the assets and liabilities as at 4 January 2003 calculated in accordance with the requirements of FRS 17.

Financial assumptions

The assets of the schemes operated by the Group have been taken at market value and the liabilities have been calculated using the following principal actuarial assumptions:

	2002	2001	**2002**	2001
	Irish Schemes		UK Schemes	
	%	%	%	%
Inflation rate increase	**2.5**	2.5	**2.25 - 2.5**	2.5
Discount rate	**5.75**	6.0	**5.75**	6.0
Salary rate increase	**3.5**	3.5	**3.25 - 3.5**	3.5
Pension payment increase	**2.5 - 3.5**	2.5 - 3.5	**1.75 - 3.25**	2.5 - 3.0

Scheme assets

The long term rate of return expected at 4 January 2003 and 29 December 2001 are set out below:

	2002	2001
	%	%
Equities	**8.5**	8.5
Bonds	**5.75**	6.0
Other	**7.5**	7.5

32 Pension schemes (continued)

Scheme assets (continued)

The assets of the Group schemes at 4 January 2003 and 29 December 2001 were as follows:

	2002 €'000	2001 €'000
Equities	206,775	273,947
Bonds	79,248	86,263
Other	28,020	23,702
Total assets	314,043	383,912
Actuarial liabilities	392,148	367,993
(Deficit)/surplus	(78,105)	15,919
Related deferred tax asset/(liability)	4,876	(2,198)
Net pension (liability)/asset	(73,229)	13,721

On full implementation of FRS 17 the amounts that would have been charged, on the basis of the above assumptions, to the profit and loss account and the statement of total recognised gains and losses for the year ended 4 January 2003 are as follows:

Analysis of the amount that would have been charged to the operating profit in 2002 under FRS 17	2002 €'000
Current service cost	9,760
Past service cost	117
Disposals	(861)
	9,016

Analysis of amount that would have been credited to other finance income in 2002 under FRS 17	2002 €'000
Expected return on pension scheme assets	29,400
Interest on past service scheme liabilities	(21,566)
Net credit to finance income	7,834

Analysis of amount that would have been recognised in statement of total recognised gains and losses (STRGL)	2002 €'000
Actual return less expected return on pension scheme assets	(86,424)
Experience gains arising on pension scheme liabilities	510
Effect of changes in assumptions underlying the present value of scheme liabilities	(12,527)
Actuarial loss that would have been recognised in statement of total recognised gains and losses	(98,441)

32 Pension schemes (continued)

Movement in surplus during the year	**2002 €'000**
Surplus in schemes at beginning of year	**15,919**
Current service cost	**(9,760)**
Past service cost	**(117)**
Disposals	**861**
Cash contributions	**5,599**
Finance income	**7,834**
Experience (loss)	**(98,441)**
(Deficit) at end of year	**(78,105)**

History of experience gains and losses	**2002**
Difference between the actual and expected return on scheme assets expressed as a percentage of scheme assets	**(27.5%)**
Experience gains on scheme liabilities expressed as a percentage of the schemes actuarial liabilities	**0.1%**
Total (loss) on STRGL as a percentage of schemes actuarial liabilities	**(25.1%)**

If the above amounts had been recognised in the financial statements, the Group net assets and profit and loss account reserve would be as follows:

Net assets	**2002 €'000**	2001 €'000
Net assets as reported	**320,436**	322,757
Pension (liability)/asset calculated on the basis of FRS 17	**(73,229)**	13,721
Less: SSAP 24 asset that will be reversed on implementation of FRS 17	**(25,340)**	(27,306)
Plus: Pension provision that will be reversed on implementation of FRS 17	**8,843**	10,758
Net assets on FRS 17 basis	**230,710**	319,930

Reserves	**2002 €'000**	2001 €'000
Profit and loss account reserve as reported	**75,626**	118,806
Pension (liability)/asset calculated on the basis of FRS 17	**(73,229)**	13,721
Less: SSAP 24 asset that will be reversed on implementation of FRS 17	**(25,340)**	(27,306)
Plus: Pension provision that will be reversed on implementation of FRS 17	**8,843**	10,758
Profit and loss account reserve on FRS 17 basis	**(14,100)**	115,979
Comprising:		
Profit and loss account reserve on FRS 17 basis		
Excluding pension (deficit)/asset	**59,129**	102,258
Pension (deficit)/asset	**(73,229)**	13,721
	(14,100)	115,979

33 Related party transactions

(a) Transactions with principal shareholder

Glanbia Co-operative Society Limited ("the Society") holds 54.79% of the issued share capital of the Company. A significant number of shareholders of the Society either trade with or supply milk to the Company or its subsidiaries.

The Company and its subsidiaries provide various administration, milk advisory, shareholder advisory, secretarial and legal services to the Society and also make certain payments on behalf of the Society. The charge for these services amounted to €1.603m for the year (2001: €1.863m). The Society has obligations to certain of its members in the form of loan stock, investment stock units, convertible stock and patronage bonus, the level of which is dependent on trade between those members of the Society and the Company and its subsidiaries.

During the year financing transactions took place between the Society and the Company and its subsidiaries, resulting in net interest payable by the Society of €0.857m (2001: €1.081m).

The Society owns Glanbia House, which is the Registered Office of the Company, and charged rent to the Company in respect of this property of €253,947 (2001: €251,140).

During 2002, the administration building in Dungarvan, Co Waterford, was sold by the Society to the Company for consideration of €1.9m.

The balance due from the Company and its subsidiaries to the Society at 4 January 2003 is €0.802m.

(b) Transactions with Directors

The majority of non-executive Directors of Glanbia plc trade farm produce and farm inputs with Irish subsidiaries of the Company. All transactions are carried out on terms consistent with those applied to dealings with unrelated parties. At 4 January 2003, trading balances due from Directors amounted to €80,878 (2001: €84,603). Details of 2002 trading are summarised below:

	Purchases from Directors		Sales to Directors	
	2002	2001	**2002**	2001
	€'000	€'000	**€'000**	€'000
Total amounts traded	**1,478**	1,724	**733**	748
Highest level of trading with an individual Director	**559**	621	**237**	223

(c) Transactions with affiliated companies

The Company and its subsidiaries transacted purchases and sales with associated companies, including the joint venture as listed in note 35. At 4 January 2003, net balances due from associated companies amounted to €5,162,072 (2001: €4,843,966) and purchases from associated companies amounted to €20,311,472 (2001: €24,134,162) for the year. Sales to associated companies amounted to €80,939,893 (2001: €92,162,522).

34 Directors' and Secretary's interests

The interests of the Directors and Secretary and their spouses and minor children in the share capital of the Company, the holding Society and subsidiary companies/societies were as follows:

(a) Glanbia plc

		Ordinary shares of €0.06	
		04/01/03	30/12/01 **
		Number of units	
Beneficial			
Directors			
TP Corcoran		**81,520**	81,520
L Herlihy		**81,804**	81,804
MJ Walsh		**23,708**	23,708
JJ Moloney	*	**60,000**	40,000
JE Callaghan		**35,000**	35,000
HV Corbally		**1,495**	1,495
EP Fitzpatrick		**38,501**	19,931
JA Gilsenan		**2,842**	2,842
TP Heffernan		**27,644**	27,644
CL Hill		**31,966**	31,966
JV Liston	§	**–**	–
GJ Meagher	*	**212,327**	212,327
JJ Miller		**61,136**	61,136
WG Murphy	*	**230,827**	230,827
M Parsons		**26,344**	26,344
EM Power		**37,893**	37,893
F Quigley		**35,148**	35,148
JV Quinlan		**21,347**	21,347
GE Stanley		**28,724**	28,724
Secretary			
S Talbot		**9,100**	9,100

There have been no changes in the interests of the Directors and Secretary between 4 January 2003 and 21 February 2003.

* Executive Director
** Or at date of appointment if later
§ Appointed on 10 June 2002

34 Directors' and Secretary's interests (continued)

(a) Glanbia plc (continued)

Details of movements on outstanding options over the Company's ordinary share capital are set out below. Outstanding options are exercisable on dates between 2003 and 2012.

		Options – Ordinary shares of €0.06 Number of units			Exercise price
		30/12/01	Granted during year	04/01/03	€
Beneficial					
Directors					
JJ Moloney	1988 Share Option Scheme	150,000	–	**150,000**	4.25 (b)
	2002 Long Term Incentive Plan	–	290,000	**290,000**	1.55 (c)
	Sharesave Scheme	–	4,593	**4,593**	1.20 (d)
GJ Meagher	1988 Share Option Scheme	50,000	–	**50,000**	1.97 (a)
	1988 Share Option Scheme	75,000	–	**75,000**	4.25 (b)
	2002 Long Term Incentive Plan	–	205,000	**205,000**	1.55 (c)
WG Murphy	1988 Share Option Scheme	50,000	–	**50,000**	1.97 (a)
	1988 Share Option Scheme	75,000	–	**75,000**	4.25 (b)
	2002 Long Term Incentive Plan	–	225,500	**225,500**	1.55 (c)
Secretary					
S Talbot	2002 Long Term Incentive Plan	–	164,000	**164,000**	1.55 (c)
	Sharesave Scheme	–	4,593	**4,593**	1.20 (d)

Options:

(a) Exercisable by Directors at any time up to April 2004.
(b) Exercisable by Directors at any time up to May 2008.
(c) Exercisable by Directors and Secretary between 2005 and 2012.
(d) Exercisable by Directors and Secretary, under normal circumstances, between September 2005 and March 2006.

KE Toland was appointed as an executive Director on 10 January 2003 and has notified the Company that he had a beneficial interest in 13,650 ordinary shares, options over 164,000 ordinary shares under the 2002 Long Term Incentive Plan ("LTIP") exercisable at €1.55 per share between 2005 and 2012 and options over 4,593 ordinary shares under the Saving's Related Share Option ("Sharesave") Scheme exercisable, under normal circumstances, at €1.20 per share between September 2005 and March 2006. There were no other changes in the interests of the Directors and Secretary between 4 January and 21 February 2003.

JJ Moloney, GJ Meagher, KE Toland and S Talbot, as participants of the 2002 Long Term Incentive Plan, are eligible for a share award of 10% of the ordinary shares that they continue to hold following the second anniversary of the exercise of the option. Participants in the Sharesave Scheme are deemed to be interested in 2,222,000 ordinary shares purchased up to 4 January 2003 by the Glanbia Employees' Share Trust.

No options granted to the Directors or Secretary lapsed during the year. The market price of the shares as at 4 January 2003 was €1.45 and the range during the year was €1.11 to €1.65. The 1988 Share Option Scheme expired on 31 August 1998.

34 Directors' and Secretary's interests (continued)

(b) *Glanbia Co-operative Society Limited*

	"A" Ordinary shares of €1		Convertible redeemable "B" shares of €0.01	
	04/01/03	30/12/01 **	04/01/03	30/12/01 **
	Number of units		Number of units	
Beneficial				
Directors				
TP Corcoran	**65,019**	64,290	**910**	1,471
L Herlihy	**83,247**	80,128	**3,945**	6,387
MJ Walsh	**11,513**	10,258	**1,780**	2,535
HV Corbally	**3,458**	2,777	**698**	1,281
EP Fitzpatrick	**21,830**	20,675	**1,371**	2,226
JA Gilsenan	**1,721**	1,188	**581**	1,071
TP Heffernan	**24,261**	23,408	**1,013**	1,692
CL Hill	**14,276**	13,601	**997**	1,450
JJ Miller	**20,863**	19,298	**1,628**	2,852
M Parsons	**5,738**	5,112	**825**	1,237
EM Power	**23,578**	22,669	**1,223**	1,901
F Quigley	**24,075**	23,443	**704**	1,223
JV Quinlan	**8,565**	8,288	**410**	562
GE Stanley	**539**	485	**93**	114

There have been no changes in the above interests between 4 January 2003 and 21 February 2003.

** Or at date of appointment if later.

34 Directors' and Secretary's interests (continued)
(b) Glanbia Co-operative Society Limited (continued)

	Convertible loan stock units €0.01269738		"C" shares of €0.01***	
	04/01/03	30/12/01 **	04/01/03	30/12/01 **
	Number of units		Number of units	
Beneficial				
Directors				
TP Corcoran	**145,390**	76,109	**924,500**	–
L Herlihy	**656,968**	265,632	**6,039,219**	1,638,210
MJ Walsh	**88,431**	43,897	**500,000**	–
JJ Moloney	**–**	–	**1,634,869**	634,869
HV Corbally	**136,802**	54,161	**63,498**	63,498
EP Fitzpatrick	**152,174**	75,347	**3,645,061**	1,145,061
JA Gilsenan	**103,548**	45,248	**1,714,146**	1,714,146
TP Heffernan	**123,551**	61,028	**203,157**	190,459
CL Hill	**–**	–	**1,126,974**	126,974
GJ Meagher	**–**	–	**2,380,921**	380,921
JJ Miller	**187,337**	100,997	**6,181,322**	53,330
WG Murphy	**–**	–	**2,142,766**	380,922
M Parsons	**96,610**	39,772	**1,269,738**	1,269,738
EM Power	**158,022**	75,646	**1,134,869**	634,869
F Quigley	**108,321**	52,826	**1,134,869**	634,869
JV Quinlan	**–**	–	**813,686**	558,686
Secretary				
S Talbot	**–**	–	**3,658,558**	634,870

JA Gilsenan had a beneficial interest in 1,382 Investment Stock Units of €0.1269738 in the Society as at 4 January 2003 (2001: 1,522 Investment Stock Units of €0.1269738 and 1,152 Investment Stock Units of €0.3809214).

There have been no changes in the above interest between 4 January and 21 February 2003 with the exception of convertible loan stock units issued to Directors who are milk suppliers in accordance with the conditions of the 2003 Revolving Share Plan of the Society.

** Or at date of appointment if later.
*** Increase in shareholding issued in March 2003.

35 **Details of the Company's interest in its principal subsidiary and associated undertakings are as follows:**

(a)

Subsidiaries	Principal activities	Group interest %	Address of registered office
D Walsh & Sons Limited	Grain and Fertilizers	60	(1)
Glanbia Consumer Foods Limited	Dairy Products	100	(2)
Glanbia Estates Limited	Property and Land Dealing	100	(2)
Glanbia Farms Limited	Operation of Pig Rearing Facilities	100	(2)
Glanbia Feeds Limited	Manufacture of Animal Feed Products	100	(2)
Glanbia Finance (Ireland) Limited	Financing	100	(2)
Glanbia Financial Services	Financing	100	(2)
Glanbia Foods Society Limited	Dairying, Liquid Milk and General Trading	100	(2)
Glanbia Fresh Pork Limited	Pork and Bacon Products	100	(2)
Glanbia Ingredients (Ballyragget) Limited	Milk Products	100	(2)
Glanbia Ingredients (Virginia) Limited	Milk Products	100	(2)
Glanbia Investments (Ireland) Limited	Investment Holding	100	(2)
Glassonby	Investment Holding	100	(2)
Grassland Fertilizers (Kilkenny) Limited	Fertilizers	58.66	(3)
Waterford Foods plc	Holding Company	100	(2)
Glanbia (UK) Limited	Holding Company	100	(4)
Glanbia Feedstuffs Limited	Supply of Animal Feeds	100	(4)
Glanbia Foods (NI) Limited	Consumer Foods Products	100	(5)
Glanbia Foods Limited	Manufacture and supply of Cheese, Butter and Dairy Products	100	(6)
Glanbia Holdings Limited	Holding Company	100	(4)
Glanbia Fresh Meats (UK) Limited	Fresh Meats	100	(4)
Glanbia Investments (UK) Limited	Investment Holding	100	(4)
Glanbia Inc.	Holding Company	100	(7)
Glanbia Foods Inc.	Milk Products	100	(8)
Glanbia Foods B.V.	Holding Company	100	(9)

(b)

Associated undertakings/joint ventures	Date to which results included	Principal activities	Group interest %	Address of registered office
Glanbia Cheese Limited	4 January 2003	Cheese Products	51	(4)
Co-operative Animal Health Limited	31 December 2001	Agro Chemicals	50	(10)
South Eastern Cattle Breeding Society Limited	31 December 2001	Cattle Breeding	57	(11)
Malting Company of Ireland Limited	31 October 2002	Malting	33.33	(12)
South East Port Services Limited	4 January 2003	Port Services	49	(3)

Addresses of registered offices of subsidiary and associated undertakings are as follows:

(1) 20 Patrick Street, Kilkenny, Ireland.
(2) Glanbia House, Kilkenny, Ireland.
(3) Palmerstown, Kilkenny, Ireland.
(4) Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.
(5) Unit 4, Carn Industrial Estate, Portadown, Co Armagh, BT63 5RH, Northern Ireland.
(6) Maes y Clawdd, Maesbury Road, Oswestry, Shropshire, SY10 8NL, England.
(7) Suite 780, Wilmington Trust Centre, 1100 North Market Street, Wilmington, Delaware, USA.
(8) Richfield, Lincoln County, Idaho, 83349 USA.
(9) Krijtenbogtstraat 2A, 5066 BJ, Moergestel, The Netherlands.
(10) Tullow, Co Carlow, Ireland.
(11) Dovea, Thurles, Co Tipperary, Ireland.
(12) South Link, Togher, Cork, Ireland.

Associated companies are treated as such where the Group has significant but not dominant influence over operating and financial policies.

36 Borrowings and financial instruments

An outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments is set out in the Group Financial Director's Review on pages 16 and 17.

For the purposes of the disclosures which follow in this note, short term debtors and creditors which arise directly from the Group's operations have been excluded as permitted under FRS 13. The disclosures therefore, focus on those financial instruments which play a significant medium term role in the financial risk profile of the Group.

(a) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short term creditors such as trade creditors and accruals, as at 4 January 2003 was as follows:

	Debt €'000	Finance leases €'000	Net borrowings €'000	Deferred liabilities €'000	Non-equity minority interest €'000	Total €'000
In less than one year or on demand	–	1,117	1,117	–	–	**1,117**
Between one and two years	210,856	567	211,423	–	–	**211,423**
Between two and five years	53,796	925	54,721	–	132,156	**186,877**
	264,652	2,609	267,261	–	132,156	**399,417**
Less cash balances	(90,953)	–	(90,953)	–	–	**(90,953)**
At 4 January 2003	173,699	2,609	176,308	–	132,156	**308,464**
At 29 December 2001	239,026	3,633	242,659	677	147,777	**391,113**

Debt includes Stg£65m (€99.908m) of senior notes issued by way of private placement to institutional investors, of which Stg£30m are repayable in January 2004 and Stg£35m are repayable in March 2006.

(b) Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at 4 January 2003 in respect of which all conditions precedent had been met at that date, are as follows:

	2002 €'000	2001 €'000
In less than one year or on demand	**4,828**	5,701
Between one and two years	**145,126**	29,201
Between two and five years	–	100,228
	149,954	135,130

36 **Borrowings and financial instruments (continued)**

(c) **Interest rate risk profile of financial liabilities**

	2002 Floating rate financial liabilities €'000	2002 Fixed rate financial liabilities €'000	2002 Total €'000	2001 Floating rate financial liabilities €'000	2001 Fixed rate financial liabilities €'000	2001 Total €'000
Euro	33,905	37,397	71,302	(33,611)	108,020	74,409
Sterling pounds	7,219	207,501	214,720	80,586	221,529	302,115
US dollar	16,027	94,759	110,786	77,752	56,600	134,352
	57,151	339,657	396,808	124,727	386,149	510,876
Finance leases			2,609			3,633
			399,417			514,509

(d) **Fixed rate financial liabilities**

	Weighted average interest rate		Weighted average period rate is fixed	
	2002 %	2001 %	2002 years	2001 years
Euro	8.50	5.76	4.57	2.45
Sterling pounds	6.69	6.69	2.26	3.28
US dollar	7.99	6.72	3.86	4.24
	7.25	6.43	2.96	3.19

Fixed rate financial liabilities include US$100m (maturing November 2006) and €38.2m (maturing July 2007) non-equity minority interest.

The floating rate financial liabilities comprise bank borrowings bearing interest at rates fixed in advance for periods ranging from overnight up to six months by reference to inter-bank interest rates (EURIBOR, £LIBOR, $LIBOR). The figures shown in the table above also take into account various interest rates and currency swaps used to manage the interest rate and currency profile of financial liabilities.

(e) **Currency exposures**

As explained on page 17 of the Group Financial Director's Review, the Group's currency exposures arising from its investment overseas (its structural currency exposures) are substantially mitigated. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

Transactional (non-structural) exposures comprise monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved, other than certain borrowings treated as hedges of net investments in overseas operations. Transactional exposures give rise to the net currency gains and losses recognised in the profit and loss account.

At 4 January 2003, taking into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage these exposures, the Group had no material transactional currency exposures.

36 Borrowings and financial instruments (continued)

(f) Fair value of financial assets and financial liabilities

Set out below is a comparison by category of the net carrying amounts and estimated fair values of all the Group's financial assets and financial liabilities as at 4 January 2003.

Negative figures in the table below represent financial assets.

	Net carrying amount		Estimated fair value	
	2002 €'000	2001 €'000	2002 €'000	2001 €'000
Primary financial instruments held or issued to finance the Group's operations:				
Non-equity shares	132,156	147,777	137,428	156,705
Long term fixed rate borrowings	99,908	106,662	107,041	108,858
Deferred liabilities	–	677	–	677
Short term and current portion of long term borrowings	167,353	259,393	167,353	259,393
Cash balances/financial assets	(90,953)	(123,396)	(90,953)	(123,396)
	308,464	391,113	320,869	402,237
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and similar instruments	–	–	6,993	(667)
Forward foreign currency contracts	–	–	(623)	(779)
	–	–	6,370	(1,446)

Market rates have been used to determine the fair value of all swaps and forward foreign currency contracts. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing year end interest rates.

Due to seasonal aspects of the business, cash balances at year end are typically higher than on average throughout the year.

(g) Hedges

The Group's policy is to hedge the following exposures:

- Interest rate risk – using interest rate swaps, currency swaps and interest rate options.
- Structural and transactional currency exposures and currency exposures on future committed sales – using currency swaps, forward currency contracts and currency options.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

The table below shows the extent to which the Group has unrecognised gains and losses on financial instruments and deferred gains and losses in respect of financial instruments used as hedges.

	Gains €'000	Losses €'000	Net €'000
Unrecognised gains and losses:			
On hedges at 29 December 2001	1,446	–	1,446
Arising in previous year and recognised in 2002	(1,446)	–	(1,446)
Arising in previous year and not recognised in 2002	–	–	–
Arising in 2002 and not recognised in 2002	–	(6,370)	(6,370)
On hedges at 4 January 2003	–	(6,370)	(6,370)

36 Borrowings and financial instruments (continued)
(g) Hedges (continued)

	Gains €'000	Losses €'000	Net €'000
Of which:			
Expected to be recognised in 2003	–	(370)	(370)
Expected to be recognised in 2004 or later	–	(6,000)	(6,000)
Deferred gains and losses:			
On hedges at 29 December 2001	–	(2,996)	(2,996)
Arising in previous year and recognised in 2002	–	755	755
Arising in previous year and not recognised in 2002	–	(2,241)	(2,241)
Arising in 2002 and not recognised in 2002	–	–	–
On hedges at 4 January 2003	–	(2,241)	(2,241)
Of which:			
Expected to be recognised in 2003	–	(565)	(565)
Expected to be recognised in 2004 or later	–	(1,676)	(1,676)

37 Roosky Fire

On 8 May 2002, the Group's pigmeat processing plant in Roosky, Ireland was largely destroyed by fire. The loss arising from this fire is fully insured. An insurance receivable equivalent to the net book value of the assets destroyed has been included in the financial statements. The surplus of the recoverable amount over the net book value will be recognised in the 2003 financial year, when the claim is expected to be finalised with the insurers.

Amounts received or receivable in respect of consequential loss of profits and stock claims have been included within gross margin in arriving at operating profits.

At 4 January 2003 the claims remain to be finalised with the insurers. Additional amounts received will be accounted for in the 2003 financial year.

38 Approval of the financial statements

The Directors approved the financial statements on 4 March 2003.

Five year Financial Summary

Profit and loss accounts		2002 €million	2001 € million	2000 € million	1999 € million	1998 € million
Turnover		**2316.7**	2625.4	2401.7	2503.9	2922.1
Operating profit		**88.6**	91.7	81.8	92.1	140.3
Interest (net)		**(19.7)**	(26.6)	(28.9)	(34.1)	(44.7)
Share of operating profit of joint ventures and associated companies		**2.9**	1.6	0.8	0.5	0.1
(Loss)/profit on sale of operations		**(25.6)**	(2.1)	23.1	(84.2)	(30.1)
Reorganisation and merger costs		**-**	-	(2.8)	(9.1)	(12.1)
Profit on sale of fixed assets		**13.8**	(3.5)	5.5	-	-
Loss on termination of operations		**(68.1)**	-	-	-	-
(Loss)/profit before taxation		**(8.1)**	61.1	79.5	(34.8)	53.5
Taxation		**(7.9)**	(7.4)	(5.5)	(8.9)	(10.9)
Minority interests		**(13.3)**	(13.6)	(14.5)	(13.6)	(13.1)
(Loss)/profit		**(29.3)**	40.1	59.5	(57.3)	29.5
Dividends		**(13.8)**	(13.2)	(12.6)	(20.8)	(19.8)
(Loss absorbed)/profit retained		**(43.1)**	26.9	46.9	(78.1)	9.7
Key financial ratios						
Operating profit/turnover***	%	**3.9**	3.6	3.4	3.7	4.8
(Loss)/profit before tax/turnover	%	**(0.3)**	2.3	3.3	(1.4)	1.8
Earnings per share	c	**(10.06)**	13.71	20.35	(19.58)	10.16
Fully diluted earnings per share	c	**(10.04)**	13.71	20.35	(19.58)	10.12
Adjusted earnings per share	c	**17.44**	15.85	11.55	11.43	23.49
Borrowings/capital employed**	%	**55.0**	75.2	101.5	138.0	211.0
Current assets/current liabilities	times	**1.6**	1.5	1.4	1.5	1.5
Quick assets*/current liabilities	times	**1.0**	0.9	1.0	1.0	1.0

* Current assets less stocks
** Excluding capital grants
*** Excluding share of turnover of joint venture



Glanbia plc
Glanbia House
Kilkenny, Ireland
Telephone +353 56 7772200
Fax +353 56 7772222



File No. 82-4734

Document No. 4

Glanbia plc

Notice of 2003 Annual General Meeting

Notice is hereby given that the Fifteenth Annual General Meeting of Glanbia plc will be held at the Newpark Hotel, Kilkenny, on Tuesday, 20 May 2003 at 11.00 o'clock in the morning for the following purposes:

1 To receive and consider the financial statements for the year ended 4 January 2003 and the reports of the Directors and auditors thereon (Resolution 1).

2 To declare a final dividend of 2.80 cent per share on the ordinary shares for the year ended 4 January 2003 (Resolution 2).

3 To re-appoint the following Directors who retire in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-appointment:

Mr HV Corbally	(Resolution 3(a))
Mr EP Fitzpatrick	(Resolution 3(b))
Mr JA Gilsenan	(Resolution 3(c))
Mr L Herlihy	(Resolution 3(d))
Mr JV Liston	(Resolution 3(e))
Mr EM Power	(Resolution 3(f))
Mr F Quigley	(Resolution 3(g))
Mr KE Toland	(Resolution 3(h))
Mr MJ Walsh	(Resolution 3(i))

4 To authorise the Directors to fix the ordinary remuneration of the Directors from time to time up to an aggregate amount not exceeding €400,000 in any financial year (Resolution 4).

5 To authorise the Directors to fix the remuneration of the auditors for the year ending 3 January 2004 (Resolution 5).

As special business to consider and, if thought fit, pass the following resolutions:

6 As a special resolution (Resolution 6):

"That the Directors of the Company are hereby empowered, pursuant to Section 24(1) of the Companies (Amendment) Act, 1983, to allot equity securities (as defined by Section 23 of that Act) for cash pursuant to the authority conferred by the ordinary resolution of the Company passed as Resolution 5 at the annual general meeting of the Company held on 22 May 2002 as if Section 23(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders (other than those holders with registered addresses outside the State to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) and/or any person having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including without limitation any holders of options under any of the Company's share option schemes for the time being in force) where the equity securities respectively attributable to the interests of such ordinary shareholders or such persons are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them or for which they are entitled to subscribe or convert into and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with regulatory requirements, legal or practical problems in respect of overseas shareholders, fractional elements or otherwise; and

(ii) the allotment of equity securities (other than pursuant to any such issue as aforesaid) up to a maximum aggregate nominal value of €809,148.96 being equivalent to approximately 4.6% of the aggregate nominal value of the issued ordinary share capital of the Company for the time being

Provided that

(a) the power hereby conferred shall expire at the close of business on the earlier of the date on which the Annual General Meeting of the Company is held in the year 2004 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is renewed, revoked or extended prior to such date; and

(b) the Company may make before such expiry an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement notwithstanding that the power hereby conferred has expired; and

(c) any power conferred on the Directors to allot equity securities in accordance with Section 24(1)(a) of that Act which is in force immediately before this resolution is passed or deemed to be passed is hereby revoked."


glanbia

7 As a special resolution (Resolution 7):

"That the Company and/or any of its subsidiaries (as defined by Section 155 of the Companies Act, 1963) be and are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class in the Company ("the Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject, however, to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a) the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this resolution;

(b) the minimum price, which may be paid for any Share, shall be the nominal value of the Share;

(c) the maximum price which may be paid for any Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published in The Irish Stock Exchange Limited Daily Official List reporting the business done on each of those five business days;

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for that day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

(d) if the London Stock Exchange Limited is prescribed as a recognised stock exchange for the purposes of Section 212 of the Companies Act, 1990, then, with effect from the close of business on the day on which the London Stock Exchange Limited is so prescribed, the authority conferred by this resolution shall include authority to make market purchases of Shares on the London Stock Exchange Limited, provided that (A) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto and (B) the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to The Irish Stock Exchange Limited Daily Official List and inserting instead reference to the Daily Official List of the London Stock Exchange Limited and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following:

"(iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for that day, and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price."

and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange Limited.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next annual general meeting of the Company is held in the year 2004 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied, revoked or renewed in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may enter before such expiry into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

8 *As a special resolution (Resolution 8):*

"That for the purposes of Section 209 of the Companies Act, 1990 the re-issue price range at which any treasury shares (as defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the Appropriate Price; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95% of the Appropriate Price;

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury shares to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published in The Irish Stock Exchange Limited Daily Official List reporting the business done on each of these five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for the day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price shall be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2004 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990."

By order of the Board

Siobhán Talbot
Group Secretary

Registered Office:
Glanbia House
Kilkenny
4 March 2003

Notes

1 A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend, speak and vote instead of him. For this purpose an instrument of proxy is enclosed. A proxy need not be a member of the Company.

2 To be effective, the form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power or authority) should be returned by hand or by post to the Registrar of the Company, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, or by facsimile transmission to the facsimile number printed on the form of proxy to arrive not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

3 In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

4 Completing and returning a form of proxy will not preclude a member from attending and voting at the meeting should he so wish.

5 The Company, pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations 1996, specifies that only those shareholders registered in the register of members of the Company as at 11.00am on 18 May 2003 (or in the case of an adjournment as at 48 hours before the time appointed for the holding of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.


glanbia

Glanbia plc
Glanbia House
Kilkenny, Ireland
Telephone +353 56 7772200
Fax +353 56 7772222
www.glanbia.com

File No. 82-4734

Document No. 2

Glanbia plc
Preliminary Announcement of Results
Year Ended 4 January 2003

Glanbia plc, the international dairy, consumer foods and nutritional products company, announces its preliminary results for the year ended 4 January 2003.

03 JUN 20 AM 7:21

Highlights

	Y/E 4 January 2003 Euro	Y/E 29 Dec 2001 Euro	Change
Group Turnover	**2,316.74m**	2,625.41m	**-11.8%**
Operating Profit*	**91.54m**	93.23m	**-1.8%**
Operating Margin	**3.9%**	3.6%	
Profit before Tax / Exceptional Items	**71.81m**	66.60m	**+7.8%**
Exceptional Charge	**79.92m**	5.53m	
Adjusted EPS**	**17.44c**	15.85c	**+10.0%**
FRS 3 EPS	**(10.06)c**	13.71c	
Net Borrowings	**176.31m**	242.66m	**-27.3%**
Dividend	**4.76c**	4.53c	**+5.1%**
Year end Net Debt / EBITDA***	**1.22**	1.63	

**Including share of operating profit of joint ventures & associates*
***Before exceptional items and amortisation of goodwill*
****Earnings before interest, tax, depreciation, amortisation of goodwill and exceptional items*

Summary

- Solid performance delivered in challenging operating environment
- Further growth in profits before tax and exceptional items - up 7.8%
- Strong operating profit growth in Consumer Foods
- Good progress achieved in development of international nutrition activities
- Year-end Net Debt / EBITDA 1.22, interest cover up to 4.6 times
- Net free cash generated of €66.35m
- Glanbia well positioned for growth in nutritional ingredients and consumer foods
- Exceptional costs mainly non-cash – linked to UK restructuring

"Commenting on the results, Group Managing Director, John Moloney said, "Glanbia has delivered on its promise to shareholders to strengthen Group operational and financial performance during 2002.

"Continued profit growth in our consumer foods and nutritional ingredients activities boosted operating margins. Our financial position also improved significantly. Glanbia is better focused following restructuring and a progressive exit from non-core businesses.

"Our 2003 priority is on delivering growth in particular in cheese, nutritional ingredients and in consumer foods with a nutritional emphasis. The Board believes that Glanbia will continue to make good progress in 2003."

Results

(i) Profit and Loss Account
Glanbia's 2002 performance principally reflects enhanced profitability of Consumer Foods and a satisfactory performance in USA operations and Agribusiness, which substantially offset the impact of weak international dairy markets on Irish dairy food ingredient operations. The results also reflect the exit from UK consumer meats and foodservice distribution in July 2002.

Arising from these developments, Group turnover in 2002 was €2,316.74m (2001: €2,625.41m). Operating margins improved to 3.9% (2001: 3.6%). Operating profit (including share of operating profit of joint ventures & associates) decreased marginally (-1.8%) to €91.54m (2001: €93.23m).

Profit before exceptional items and tax increased by 7.8% to €71.81m (2001: €66.60m), as the Group continued to benefit from good cash management, which was reflected in lower interest costs.

A net exceptional charge for the period of €79.92m arises primarily from continued refocusing of operations around group strategy. It includes the closure of the UK consumer meats business and the sale of the UK foodservice distribution operation, details of which were previously announced to the market on 13 May 2002 and 22 July 2002 respectively. Of this amount, €49.6m related to the write-back through the profit and loss account of goodwill previously written off against reserves, €44.07m principally related to the write-down of assets, set off by profit realised on the sale of assets of €13.75m. After net exceptional items, the Group realised a loss before tax of €8.11m (2001 profit before tax €61.07m).

Adjusted earnings per share increased by 10.0% to 17.44c (2001: 15.85c). The FRS3 loss per share was10.06c (2001 eps: 13.71c).

(ii) Cash Flow
Glanbia continues to benefit from strong cash flow. Net cash generated of €66.35m (2001: €51.30m) gave rise to a 27.3% reduction in net borrowings. Following a period of heavy investment in assets, capital expenditure declined to €35.01m (2001: €43.72m). Depreciation in the period was €53.07m (2001: €55.41m).

(iii) Financing
Glanbia's financial position has been further strengthened during the year, as the Group benefited from improved operating performance and good cash flows.

As indicated, net bank borrowings declined to €176.31m (2001: €242.66m). The ratio of year-end net borrowings to EBITDA (Earnings before interest, tax, depreciation, amortisation of goodwill and exceptional items) is now 1.22 (2001: 1.63).

The interest charge for the year (including share of Joint Ventures & associates) declined by 25.9% to €19.73m (2002: €26.63m) reflecting lower overall borrowings and continued improvements in working capital utilisation. Interest cover was 4.6 times compared to 3.5 times in 2001. Non equity minority interest, which related to Preferred Securities and Preference Shares, amounted to €12.62m (2001: €13.04m).

Equity shareholders' funds increased by 7.6% to €181.30m (2001: €168.55m), despite the impact arising from the exit from non-core activities in 2002.

The Group has adopted FRS 19 - 'Deferred Tax' and the requirements of the transitional provisions of FRS 17 – 'Retirement Benefits'. The Group has no material impact from the implementation of the deferred tax accounting standard. The adoption of FRS 17 has had no impact on the results of 2002 or prior years. The disclosures required under FRS 17 show a net pension deficit of €73m as at the Balance Sheet date, driven mainly by the continued decline in equity investment performance. The Group is reviewing its options in relation to this FRS 17 position.

(iv) Dividend
A final dividend of 2.80c per share is proposed (2001: 2.66c), giving a total dividend for the year of 4.76c per share (2001: 4.53c), an increase of 5.1%. Irish dividend withholding tax will be deducted at the standard rate where applicable.

Review of Operations

Consumer Foods

Glanbia's Consumer Foods businesses hold key market positions principally supplying valued-added products in the UK, Ireland and Continental Europe. This division had a much-improved overall performance in 2002, benefiting from enhanced operational efficiencies in key businesses, new nutritional product introductions and the withdrawal during the year from certain under-performing business activities. Operating profit improved significantly (+133.4%) to €47.59m (2001:€20.39m) and operating margin also improved to 4.0% (2001: 1.5%).

Overall turnover declined to €1,175.11m (2001: €1,358.05m), as sales increases in most business units were offset by the exit from UK consumer meats and foodservice distribution activities as well as reduced Irish pork sales due to the fire in the Roosky processing facility. Turnover in Ireland was €496.63m (2001: €549.76m) and in the UK was €678.48m (2001: €808.28m).

In 2002 Consumer Foods accounted for 50.7% of the Group's turnover and 52.0% of the Group's operating profit. The division is comprised of the following businesses:

Glanbia Dairies is Ireland's leading supplier of branded and value-added liquid milk products. This business had a satisfactory overall performance in a highly competitive marketplace, benefiting from strong brand support, enhanced operating efficiencies and continued focus on innovation and market development. Plans are well advanced for the introduction of a new range of milk-based nutritional and functional beverages in 2003, including Milk Plus, a new probiotic milk drink, which was launched in February.

Glanbia Foods Ireland is the market-leading supplier of fresh dairy products, cheeses, soups and spreads principally under the Yoplait, Avonmore and Kilmeaden brands. This business had a strong performance during 2002 with good volume growth and expansion into new value-added segments. This supported market share gains in all core categories. The business is a key player in the development and supply of functional foods to meet emerging consumer needs, including the award-winning Yoplait Everybody probiotic yoghurt drink which performed strongly in its launch year in a rapidly growing market segment. Further important new nutritional product introductions are now underway.

Glanbia Foods UK is Britain's second largest producer of cheddar, stilton and British territorial cheeses, supplying the retail and foodservice sectors. The business performed satisfactorily in a highly competitive market, with strong sales volumes and enhanced operating efficiencies.

Glanbia Cheese, the Group's pizza cheese joint venture with Leprino Foods, is Europe's leading producer of mozzarella for the pizza sector, comprising quick service restaurants and frozen pizza manufacturers. This business had a good performance in 2002, significantly outperforming the market which expanded by 5%. It benefited from very strong volume growth and good operational efficiencies associated with the introduction of new processing technologies and capacity expansion. Further significant investment is underway in this business in 2003.

UK fresh pork operations had a satisfactory operating performance in a difficult period for the UK pigmeat sector due to declining pig numbers in Great Britain. In Ireland, fresh pork operations had a good performance in the context of the major fire in the Roosky facility in May.

As previously indicated, in July 2002, Glanbia closed its UK consumer meats business following a strategic review and sold its UK foodservice distribution operation. Glanbia continues to be a major food supplier to the UK foodservice sector and has grown sales of cheese and other dairy products in the second half of 2002.

Food Ingredients

The Food Ingredients Division enjoys strategic market positions as a major dairy processor in Ireland and the USA, supplying cheese, nutritional products and dairy-based ingredients to markets world-wide.

A strong volume performance was achieved and good progress continued to be made in the development of the USA whey technology-based nutrition business, which increased sales by 17%, and US cheese volumes also grew strongly. However, weak international dairy markets throughout 2002, which contrasted sharply with the buoyant market conditions experienced in 2001, significantly reduced the profitability of Irish operations.

Arising from these conditions, divisional operating profit declined to €30.05m (2001: €59.41m). The operating margin was 3.3% (2001: 5.8%). Turnover was reduced to €910.08m compared to €1,025.54m in 2001. In the USA, while operating margins were maintained, turnover was reduced to €466.34m (2001: €553.80m), reflecting a significant reduction in cheese prices during 2002. Turnover in Ireland was €443.74m (2001: €471.74m). Overall, the division accounted for 39.3% of the Group's turnover and 32.8% of the Group's operating profit.

In Ireland, Glanbia Ingredients is the country's largest dairy processor, utilising over 30% of the national manufacturing milk pool. Modern large-scale facilities in three strategic locations produce a wide portfolio of cheese, protein, butterfat-based and formulated products and export over 95% of output to European, North and South American, African and Asian markets. This business performed well in volume sales of protein products, cheese, formulated products and cream base for Baileys. However, as stated, overall results were significantly impacted by weak international market conditions and margin pressure arising from an imbalance between raw material costs and market returns. Weak market conditions are persisting into 2003.

In the USA, Glanbia is a leading producer of high value-added whey-based nutritional ingredients for domestic, Asian and European markets. It is also one of the top producers of American cheddar-type cheese, supplying the food service, food processing and retail sectors. The business had a satisfactory performance in 2002, maintaining margins and delivering solid volume growth in a year when cheese prices weakened significantly.

Good progress was made in developing the nutritional ingredients business. In addition to a 17% increase in product sales, the Group expanded its R&D capability with the opening of a new research centre in Twin Falls, Idaho and commenced clinical trials of important new product formulations. Salibra™ 200, a new bioactive whey product containing immunoglobulins and lactoferrin, was launched in 2002 into the intestinal health market. Further capacity was also added to Provon™ whey protein isolates and Bioferrin™ lactoferrin production during the year. Glanbia's international nutritional ingredients activities are now being brought to market via a separate, focused business unit established at the end of 2002, which will drive the Group's development activities in this important growth sector. Further information is available at www.glanbianutritionals.com.

Since year-end Glanbia has announced a strategic joint venture with Conaprole of Uruguay to initially establish a sales and marketing company in Mexico, serving Central and South American markets. The new JV company will develop opportunities in the region for dairy ingredients manufactured by Glanbia in the EU and USA and by Conaprole in Uruguay.

Agribusiness

The Agribusiness Division is one of Ireland's leading suppliers to the agricultural sector and plays a key role in underpinning the quality and traceability of Glanbia's Irish dairy products. It is engaged in milk assembly and quality management, animal feed production, the supply of farm inputs via a comprehensive branch network, grain assembly and marketing and pig production.

The division performed well overall in the context of the difficult conditions prevailing in farming in Ireland in 2002. Feed sales improved compared to 2001 and fertiliser sales were also satisfactory in the context of poor weather conditions during the year. Further progress was also achieved in enhancing operating efficiencies in the division. While turnover declined somewhat to €231.55m (2001: €241.82m), operating profit improved marginally to €13.89m (2001: €13.43m). The operating margin was 6.0%. In 2002 the division accounted for 10.0% of the Group's turnover and 15.2% of the Group's operating profit.

Outlook

In 2003 Glanbia will focus on achieving growth in line with corporate strategy, particularly in cheese, nutritional ingredients and consumer foods. The Board expects that Glanbia will continue to make satisfactory progress.

Annual Report / AGM / Dividends

The Annual Report and Financial Statements will be published in April. The Annual General Meeting will take place in the Newpark Hotel, Kilkenny on 20 May 2003.

The final dividend, if approved, will be paid on 26 May 2003 to all shareholders on the register on 25 April 2003.

Ends
5 March 2003

Enquiries to:

Ireland: Michael Patten, Director of Communications, Glanbia plc.
Tel: +353 (0)56-72200 or +353 (0)87-2414502 (m)

Jim Milton, Murray Consultants
Tel: +353 (0)1-6326400 or +353 (0)86-2558400 (m)

UK: John Olsen, Hogarth Partnership
Tel : 020 7357 9477 or 07770272082 (m)

Glanbia plc
Consolidated Profit and Loss Account
for the year ended 4 January 2003

	Notes	Pre Exceptional 2002 Eur'000	Exceptional 2002 Eur'000	Total 2002 Eur'000	Pre Exceptional 2001 Eur'000	Exceptional 2001 Eur'000	Total 2001 Eur'000
Turnover		2,386,437		2,386,437	2,693,940		2,693,940
Less share of turnover of joint venture		(69,699)		(69,699)	(68,532)		(68,532)
Group Turnover	1	2,316,738		2,316,738	2,625,408		2,625,408
Cost of Sales		(2,010,118)		(2,010,118)	(2,296,087)		(2,296,087)
Gross Profit		306,620		306,620	329,321		329,321
Distribution costs		(127,339)		(127,339)	(133,154)		(133,154)
Administrative expenses		(90,693)		(90,693)	(104,505)		(104,505)
Group Operating Profit		88,588		88,588	91,662		91,662
Share of operating profit of joint ventures & associates		2,947		2,947	1,568		1,568
Operating profit including joint ventures & associates	1	91,535		91,535	93,230		93,230
(Loss) on sale of operations	2		(25,610)	(25,610)		(2,046)	(2,046)
Profit / (Loss) on sale of fixed assets	3		13,754	13,754		(3,486)	(3,486)
Loss on termination of operations	4		(68,064)	(68,064)			-
Group Interest		(19,206)	-	(19,206)	(26,413)	-	(26,413)
Share of interest of joint ventures and associates		(521)	-	(521)	(218)	-	(218)
Profit / (loss) before taxation		71,808	(79,920)	(8,112)	66,599	(5,532)	61,067
Taxation		(7,939)	-	(7,939)	(6,972)	(449)	(7,421)
Profit / (loss) after taxation		63,869	(79,920)	(16,051)	59,627	(5,981)	53,646
Equity minority interest				(677)			(492)
Non-equity minority interest				(12,619)			(13,042)
(Loss) / Profit for the year				(29,347)			40,112
Dividends	5			(13,833)			(13,260)
(Loss absorbed) / Profit retained for the year				(43,180)			26,852
Earnings per share	6			(10.06)c			13.71c
Adjusted earnings per share	6			17.44c			15.85c

Glanbia plc
Consolidated Balance Sheet
as at 4 January 2003

	2002 Eur'000	2001 Eur'000
Assets employed		
Fixed assets		
Tangible assets	416,826	511,720
Goodwill	4,420	5,042
Financial assets:		
Investments in joint ventures:		
Share of gross assets	30,527	26,638
Share of gross liabilities	(17,426)	(13,859)
	13,101	12,779
Investments in associates	9,101	8,439
Other investments	14,252	11,805
	36,454	33,023
	457,700	549,785
Current assets		
Stocks	180,022	218,032
Debtors	226,838	259,875
Cash and bank balances	90,953	123,396
	497,813	601,303
Creditors - amounts falling due within one year	317,442	410,262
Net current assets	180,371	191,041
Total assets less current liabilities	638,071	740,826
Less non-current liabilities		
Creditors - amounts falling due after more than one year	275,407	376,757
Provision for liabilities and charges		
Deferred taxation	23,723	21,109
Capital grants	18,505	20,203
	320,436	322,757
Capital and reserves		
Called up equity share capital	17,551	17,551
Share premium account	80,005	80,005
Merger reserve	113,148	113,148
Revenue reserves	(32,232)	(44,977)
Capital reserves	2,825	2,825
Equity shareholders' funds	181,297	168,552
Equity minority interests	6,983	6,428
Non-equity minority interests	132,156	147,777
	320,436	322,757

Glanbia plc
Summary Cash Flow Statement
for the year ended 4 January 2003

	2002 Eur'000	2002 Eur'000	2001 Eur'000	2001 Eur'000
Group operating profit		**88,588**		91,662
Reorganisation and merger costs		**(775)**		(10,244)
(Profit) / loss on sale of fixed assets		**(885)**		644
Depreciation		**53,072**		55,409
Grants amortised		**(1,670)**		(2,081)
Working capital (increase) / decrease		**(12,085)**		27,214
Goodwill amortisation		**313**		272
Net cash inflow from operating activities		**126,558**		162,876
Returns on investments & servicing of finance				
Interest Paid	**(20,236)**		(23,474)	
Dividends paid to minority interest	**(11,813)**	**(32,049)**	(12,277)	(35,751)
Taxation		**(4,990)**		(2,057)
Capital expenditure and financial investment				
Purchase of fixed assets (net of grants received)	**(35,007)**		(43,722)	
Disposal of fixed assets	**6,377**		3,283	
Disposal of investments (net of purchases)	**10,705**	**(17,925)**	1,763	(38,676)
Acquisitions and disposals				
Purchase of subsidiary undertakings	**(677)**		(24,244)	
Disposal of subsidiary undertakings	**1,184**		7,799	
Termination of operation	**(8,648)**	**(8,141)**	-	(16,445)
Equity dividends paid		**(13,533)**		(12,887)
Change in net debt resulting from cash flows		**49,920**		57,060
Currency translation impact		**16,431**		(5,761)
Decrease in net borrowings		**66,351**		51,299

Glanbia plc
Notes to the Financial Statements

1. Segmental analysis

	2002 Eur'000	2001 Eur'000
Analysis by class of business		
Turnover		
Consumer Foods	1,175,114	1,358,049
Food Ingredients	910,075	1,025,541
Agribusiness	231,549	241,818
	2,316,738	2,625,408
Operating profit (including share of profits of joint venture and associates)		
Consumer Foods	47,590	20,390
Food Ingredients	30,051	59,415
Agribusiness	13,894	13,425
	91,535	93,230

GEOGRAPHICAL SEGMENTS

Turnover by market destination

	2002 Eur'000	2001 Eur'000
Ireland	837,533	792,824
UK / rest of Europe	885,703	1,117,329
USA / other	593,502	715,255
	2,316,738	2,625,408

2. Loss on sale of operations

	Foodservice Eur'000	Farms Eur'000	Other Eur'000	Total Eur'000
(Loss) / profit on disposal of net assets	(13,874)	(685)	862	(13,697)
Goodwill write-back to profit and loss account on disposal	(10,614)	(1,299)	-	(11,913)
	(24,488)	(1,984)	862	(25,610)

3. Profit / (Loss) on sale of fixed assets

	2002 Eur'000	2001 Eur'000
On disposal of quoted investments	13,396	-
Profit / (Loss) on disposal of tangible assets	358	(3,486)
	13,754	(3,486)

4. Loss on termination of operations

	2002 Eur'000	2001 Eur'000
Loss arising on termination of operations	(30,370)	-
Goodwill write-back to profit and loss account on termination	(37,694)	-
	(68,064)	-

5. Dividends

	2002	2001
Interim dividend paid per share (cent)	1.96	1.87
Final dividend proposed per share (cent)	2.80	2.66
	4.76	4.53
Total dividend (EUR'000)	13,833	13,260

6. Earnings per ordinary share

	2002 Eur'000	2001 Eur'000
(Loss) / Profit after taxation and minority interest	(29,347)	40,112
Weighted average number of ordinary shares in issue	291,702,675	292,514,184
Weighted average number of ordinary shares in issue on the conversion of the dilutive potential ordinary shares into ordinary shares	292,210,407	292,514,184

	cent	cent
Earnings per share	(10.06)	13.71
Adjustments:		
Goodwill amortisation	0.11	0.09
Loss on sale of operations	8.78	0.86
(Profit) / Loss on sale of fixed assets	(4.72)	1.19
Loss on termination of operations	23.33	-
Adjusted earnings per share	17.44	15.85
Fully diluted earnings per share	(10.04)	13.71

7. Group Borrowings

	2002 Eur'000	2001 Eur'000
Borrowings due with one year	1,117	1,006
Borrowings due after one year	266,144	365,049
Less:		
Cash and bank balances	(90,953)	(123,396)
Net borrowings	176,308	242,659

File No. 82-4734
Document No. 3

Telephone : Dublin (+353 1) 617 4200
Fax : (+353 1) 667 6045
Email: Announcements@ise.ie

COMPANY ANNOUNCEMENTS OFFICE,
THE IRISH STOCK EXCHANGE,
28 ANGLESEA STREET,
DUBLIN 2.

03 JUN 20 AM 7:21

Dear Sir,

Referring to the approaching payment of Dividend and/or Interest on you Company's Securities mentioned below, I shall be obliged if you will kindly fill in the particulars asked for ***and return the form to me at the earliest possible moment,*** my objective being to make the Securities Ex on the proper date.

The Particulars requested are additional to any announcement re date of Board Meeting, Dividends, Profit figures etc.

The Secretary
Glanbia plc
Glanbia House
Kilkenny

Yours faithfully,
JAMES FERGUSON
Operations Manager.

Delays in communication may be avoided by use of the full postal address shown at the top of this form.
All information should be communicated to the Stock Exchange direct and not through an agency or third party.

TITLE OF SECURITY	Ordinary €0.06		
Date of Board Meeting at which Dividend was recommended/~~declared.~~	4 March 2003		Excluding Supplementary Distribution (if any) / Supplementary Distribution (if any)
For ~~Quarter/Half Year~~/Year to	4 January 2003		
Rate per cent actual (Please state net or gross)	46.666667 % Gross		
Amount payable in Cash per Share (Please state net or gross). €c	2.80c Gross		
If amount payable is not in Euro, state currency	N/A		
Rate of TAX deducted/credited Cent per share (to 6 decimal places) If subject to dividend withholding tax, please state.	Subject to Dividend Withholding Tax		NIL
If the above security has the facility to convert, please state 1) the conversion period(s) for the year	N/A		
2) whether converting shareholders retain the dividend/interest due on the above security	N/A		
If Dividend is the final for year state the total amount for year	4.76c		
Date and time by which transfers must be lodged with Company for transferees to receive this Dividend/Interest	3pm 25 April 2003		
TRANSFER BOOKS CLOSED (if Crest security do not complete this section)	From N/A To inclusive	From To inclusive	From To inclusive
Date of Dividend Payment or Interest due *(with number of coupon were applicable)*	26 May 2003		
Date of Annual General Meeting (where Applicable).	20 May 2003		

Date: 5 March 2003

Siobhán Talbot ....Secretary

10/2002

FILE No.: 82-4734

GLANBIA plc

DOCUMENTS - COMPANIES REGISTRATION OFFICE (DUBLIN)

PERIOD FROM 1 February 2003 to 17 June 2003

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Form B10 Notice of change in particulars of directors: Change of address for Mr John J Moloney	3 February 2003 (filed 14 February 2003)	Companies Registration Office - Companies Act 1963 to 2001
2. Form G1(16) Special Resolutions	20 May 2003 (filed 5 June 2003)	Companies Registration Office - Companies Act 1963 to 2001

File No. 82-4734

Presenter:
Glanbia plc
Group Secretariat Department
Glanbia House
Kilkenny
Contact:
John Roche
+353 56 7772200

Document No.: 1

B10

Company Number: 129933
Company Name: GLANBIA PUBLIC LIMITED COMPANY

Send To:
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Notice of change of directors or secretaries or in their particulars

Signature of the person(s) who is (are) certifying thatthe information provided is correct.

Signature as Secretary: Siobhan Talbot

Siobhán Talbot ______________ 11/2/03 ______
Signature Date

Legal references:

Collective Citation:
Companies Acts, 1963 to 2001

Attachments: None

REC. No. Online filing - NV
SUB. No. ______
DATE 14/2/03

COMPANIES REGISTRATION OFFICE

B10 Submission Number: 3388892

B10 - Notice of change of directors or secretaries or in their particulars

Details of the notification

Date of change(s)

Date change(s) take(s) effect 3 February 2003

Company details

Company number 129933

Company name GLANBIA PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event Change of Address of related party

Type of relationship Directorship

Particulars of director / secretary (1)

1 Change of Address of related party Directorship

Type of entity Irish resident individual

Individual details

Surname Moloney

Forename John

Other forename Joseph

Address Seafield House
Scartore
Ballinacourty
Dungarvan, Co Waterford

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that theinformation provided is correct

Type of Signature Signature as Secretary

Type of entity Irish resident individual

Individual details

Surname Talbot

Forename Siobhan

Particulars of the presenter

Reference

Reference Number	JJR

Presenter details

Type of entity	Irish registered Company
Name	Glanbia plc
Address	Group Secretariat Department Glanbia House Kilkenny
Care Of Name	John Roche
E-mail address	jroche@glanbia.ie
Telephone number	+353 56 7772200
Faxnumber	+353 56 7772222

Legal references

Collective Citation:
Companies Acts, 1963 to 2001

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

File No. 82-4734

Document No. 2

COMPANIES REGISTRATION OFFICE

Special Resolution

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

This form must be typewritten

Section 141 of the Companies Act 1963

Company No.

129933

Form No.

G1 (16)

Company name

GLANBIA plc

At an Annual General Meeting of the members of the said Company, duly convened and held at the Newpark Hotel, Kilkenny

On the 20th Day of May 2003

The following THREE Special Resolutions were duly passed :

Special Resolution 1:

"That the Directors of the Company are hereby empowered, pursuant to Section 24(1) of the Companies (Amendment) Act, 1983, to allot equity securities (as defined by Section 23 of that Act) for cash pursuant to the authority conferred by the ordinary resolution of the Company passed as Resolution 5 at the annual general meeting of the Company held on 22 May 2002 as if Section 23(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders (other than those holders with registered addresses outside the State to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) and/or any person having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including without limitation any holders of options under any of the Company's share option schemes for the time being in force) where the equity securities respectively attributable to the interests of such ordinary shareholders or such persons are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them or for which they are entitled to subscribe or convert into and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with regulatory requirements, legal or practical problems in respect of overseas shareholders, fractional elements or otherwise; and

(ii) the allotment of equity securities (other than pursuant to any such issue as aforesaid) up to a maximum aggregate nominal value of €809,148.96 being equivalent to approximately 4.6% of the aggregate nominal value of the issued ordinary share capital of the Company for the time being

Provided that

(a) the power hereby conferred shall expire at the close of business on the earlier of the date on which the Annual General Meeting of the Company is held in the year 2004 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is renewed, revoked or extended prior to such date; and

(b) the Company may make before such expiry an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement notwithstanding that the power hereby conferred has expired; and

(c) any power conferred on the Directors to allot equity securities in accordance with Section 24(1)(a) of that Act which is in force immediately before this resolution is passed or deemed to be passed is hereby revoked."

Special Resolution 2:

"That the Company and/or any of its subsidiaries (as defined by Section 155 of the Companies Act, 1963) be and are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class in the

Company ("the Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject, however, to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a) the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this resolution;

(b) the minimum price, which may be paid for any Share, shall be the nominal value of the Share;

(c) the maximum price which may be paid for any Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published in The Irish Stock Exchange Limited Daily Official List reporting the business done on each of those five business days;

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for that day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

(d) if the London Stock Exchange Limited is prescribed as a recognised stock exchange for the purposes of Section 212 of the Companies Act, 1990, then, with effect from the close of business on the day on which the London Stock Exchange Limited is so prescribed, the authority conferred by this resolution shall include authority to make market purchases of Shares on the London Stock Exchange Limited, provided that (A) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto and (B) the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to The Irish Stock Exchange Limited Daily Official List and inserting instead reference to the Daily Official List of the London Stock Exchange Limited and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following :

"(iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for that day, and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price."

and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange Limited.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2004 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied, revoked or renewed in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may enter before such expiry into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

Special Resolution 3:

"That for the purposes of Section 209 of the Companies Act, 1990 the re-issue price range at which any treasury shares (as defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the Appropriate Price; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95% of the Appropriate Price;

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury shares to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published in The Irish Stock Exchange Limited Daily Official List reporting the business done on each of these five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for the day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price shall be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next annual general meeting of the Company is held in the year 2004 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990."

I hereby certify that the above particulars are correct.

SIGNATURE ______________ Date: 30 May 2003

NAME Geoffrey J Meagher
Director

Presenter's Name:
Group Secretariat Department

Address:
Glanbia plc,
Glanbia House,
Kilkenny.

Telephone Number:
056/7772200

Reference: JJR

FILE No.: 82-4734

GLANBIA plc

DOCUMENTS - IRISH AND LONDON STOCK EXCHANGES

PERIOD FROM 1 February 2003 to 17 June 2003

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Announcement – re Preliminary Announcement of Results for 2002 on 5 March 2003	27 February 2003	Stock Exchange
2. Glanbia plc Preliminary Announcement of Results for year ended 4 January 2003	5 March 2003	Stock Exchange
3. Blue Form – Final Dividend Details for year ended 4 January 2003	5 March 2003	Stock Exchange
4. Notice of Annual General Meeting 2003 to be held on 20 May 2003	Posted to shareholders 14 April 2003	Companies Acts 1963-2001 / Stock Exchange
5. Annual Report 2002	Posted to shareholders 14 April 2003	Companies Acts 1963-2001 / Stock Exchange

File No. 82-4734

Glanbia plc: Notice of Results **Document No.** 1

The Company wishes to advise that the Preliminary Announcement of Results for the year ended 4 January 2003 will be issued to the Company Announcements Office on the morning of Wednesday, 5 March 2003.

For further information, please contact: -

John J. Roche,
Deputy Group Secretary,
Glanbia plc,
Glanbia House,
Kilkenny,

Telephone : +353 (0)56 7772200

27 February 2003

ENDS.